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04035020

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Ferreyros

*CURRENT ADDRESS

PROCESSED
JUN 29 2004
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4567 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: dw

DAT : 6/29/04

ARIS
12-31-03

Ferreyros

2003
annual report

our customers motivate us to be ever more efficient and competitive

from service to customer satisfaction

from service
to customer satisfaction

Ferreyros adopts the color of the sun

On this new stage we have left green, which identified us during so many years, and have adopted the color of the sun, vital and energetic, that identifies the image of Peru. This evolution is a new challenge to service, that strengthens our spirit and is aimed at achieving complete customer satisfaction.

introduction

Following the financial recovery achieved by Ferreyros in 2002, the year 2003 represented a solid consolidation of this process, enabling the Company to show very positive figures in most of its indicators + Despite the fact that sales showed a growth of only 4%, as compared with the previous year, the series of measures and actions taken both during previous years and during 2003 helped to double the profits obtained during 2002 +

This outcome is the result of several factors + On the one hand, because of the loyalty of the main customers it has been possible to keep up and increase the sales of spare parts and services, producing a stable income and significantly reducing the variations that are usual in random markets such as those of construction and fisheries +

At the same time, the efforts engaged by the Company over the past several years, through the execution of different improvement programs within what could be defined as a continuing evolution process, have started to show the benefits +

For over four years, the Company's main concern was to improve the financial situation, seriously affected by the long economic crisis that began in 1998 + Different alternative and supplementary measures were applied, bringing about the current results: the reduction of assets, liabilities and financial expenses and the improvement of all financial indicators +

In addition, an administrative restructuring was implemented, aimed at improving the Company's efficiency and profitability control in order to better approach customers with an organizational matrix, and also diminish operating expenses in the face of market changes +

At the same time, an issue that had become high priority due to its impact on profitability and customer satisfaction levels was addressed: workshop services + The expansion that large-scale mining operations generated in the machinery maintenance and repair services, and which has somehow gradually changed the nature of the business, has led Ferreyros to focus on improving the quality and efficiency of its processes + Projects such as Domino Work Flow and subsequently some Sigma Six projects are aimed in that direction +

The adoption of the Sigma Six method to improve the overall management of its business has started to mark a radical change in the Company + The trend observed during 2003 might increase in the years to come, thus producing significant benefits and improved customer satisfaction levels +

Finally, within this process, new initiatives have been taken in the Human Resources Area, not only in training and coaching, but also in the improvement of working relationships +

This series of measures then, designed and executed over the past several years, has enabled Ferreyros to show a solid financial situation at year end, a leading presence in the markets where it is involved and appreciably higher profitability levels than in previous years for the shareholders +

In contrast with the positive performance the country's macroeconomic figures, this recovery took place in an environment where economic activity continued to be predominantly slow as a result of the existing low levels of private investment +

The inertia caused by Peru's long recession over the past several years, as well as a political environment unattractive to private investment, have continued to considerably affect business in different activities + As a result, the situation for many companies in key sectors of the economy continued to be difficult and, consequently, their demand for machinery, engines and equipment was reduced +

Despite lower sales in sectors traditionally important to the Company, such as civil works construction, agriculture and fisheries, the demand by large-scale mining for machinery, spares and service, as well as the opportunities presented by the Camisea project, allowed Ferreyros to achieve its commercial goals for the year +

Total sales amounted to S/. 694.5 million, equivalent to US$ 198 million, including direct order sales, representing a 4.1% increase compared to the previous year's sales +

Additionally, the sales of the subsidiary companies reached S/. 110.2 million or its equivalent, US$ 31.7 million + The total consolidated sales figure for the organization (after deducting inter-company sales) is S/. 776.7 million, equivalent to US$ 223.2 million, higher than the 2002 figure, which was US$ 212 million +

As stated above, of the traditional sectors in which Ferreyros operates, large-scale mining has proved to be a key sector from the Company's sales point of view, representing approximately 60% of sales, including machinery, equipment, spare parts and services +

Once more the importance of having a large fleet of Caterpillar machinery and trucks in the market has been confirmed, which has led to an increased demand for spares and services aimed at maintaining such a fleet in operation + In business terms, reaching an absorption ratio higher than 120 means a solid coverage of fixed expenses has been attained, thus reducing the uncertainty traditionally created by the ups and downs in the monthly sales of equipment + The absorption ratio shows how gross profits from spare parts and services cover the Company's fixed expenses + This evident benefit derived from the post-sales business also produces a serious challenge to the Company, as it must strive to be increasingly more efficient and competitive in providing these services +

In spite of the recovery of world metals prices that began during 2003, mining companies kept up the pressure to reduce their costs and increase operating efficiency, placing this pressure on their suppliers of goods and services +

In order to face this challenge, Ferreyros has continued to improve its efficiency levels aimed at providing its clients in the mining industry with the international standards required in their mechanical services + This is a relatively new area of business for Ferreyros and is therefore subject to on-going improvement, both in the case of workshops and industrial installations, as well as in the training of mechanics who will serve these clients better in accordance with maintenance contracts and with respect to major repairs in the Component Repair Center (CRC) + The company is aware of the importance of total client satisfaction and as a result, it has been taking steps towards improving processes, by reducing costs and service times + Six Sigma projects have been aimed at improving the quality and efficiency of its processes + At the same time, the Company has had to hire a considerable number of foreign professionals with wide technical experience, to collaborate with and train Peruvian professionals in this field +

In the construction sector, the Company has made great efforts to meet the requirements of its clients in the construction of the Trans-Andean pipelines for the Camisea project + Through different business formulas, Ferreyros obtained the trust of both the company responsible for the gas pipeline and its main customers, who have requested that Ferreyros S.A.A. meet their requirements for machinery, equipment and spare parts +

Aside from this huge project and the works directly related with the mining industry, the lack of new significant investments in earth movement works was of great concern to many of the traditional construction companies +

In the fisheries industry, financial restructuring increased with the strengthening of some companies which successfully managed their debt to equity ratio from previous years, and with the entry of new entrepreneurs to the industry, to project a sound recovery for this sector + However, there was no significant activity in upgrading engines for fishing vessels, but this did not prevent the Company from keeping the large participation held by Caterpillar engines in the market + It is also worth mentioning the revival of artisanal fishing as a market segment that may create an important demand for engines +

No substantial changes have been observed in the agriculture sector with respect to the trend of the past several years, during which a financially strong and modern exporting industry has been steadily growing, in contrast to the serious prostration of traditional agriculture + This has meant a modest demand for tractors and other equipment for the Company, although it continues to maintain its large share of the market +

As can be seen from the above, the Company has reached a slightly higher sales level than the previous year and a net profit that doubles that of 2002 +

In summary, and reiterating some of the concepts outlined above, this result has been made possible due to a series of important factors + In the first place, sales levels achieved are very close to the forecasted levels, with predominance of sales of spare parts and services + Secondly, the gross margins achieved are in line with the business and, thirdly, the downward trend in operating expenses has been maintained, particularly in fixed expenses + With regard to variable expenses, a process is being implemented which improves workshop services, reduces client non-billable time and also reduces reception and delivery expenses +

Finally, the positive evolution of the financial expenses account must be pointed out, with a decrease of S/. 12 million + On one hand, the Company continued eliminating unproductive assets, consisting mainly of the excess machinery and equipment from the rental fleet which was recovered from clients who were unable to meet their commitments, as well as by the restructuring of the inventory of spare parts on a national level + This contributed to reduce the liabilities that exercised pressure on the financial expenses + At the same time, the best use of the different financing offers was made, including the capitals market, in order to lower the cost of money + Due to the large volume of second-hand machinery in the country, as a result of the inactivity of the construction industry, sale prices obtained thus far for this equipment have been lower than book value, leading the Company to make provisions that have increased expenses +

In short, the Board of Directors considers that the Company has finished a year full of challenges on a positive note, overcoming many problems that affected it in previous years, and still maintaining its leadership position in almost all the markets where it operates + It has achieved significant progress in cost reduction, in the increase of productivity and in the consolidation of its finances, presenting a balance sheet that contains better results than in previous years +

BUSINESS AND FINANCIAL PERFORMANCE

During 2003, the Caterpillar line accounted for 89% of total sales turnover, including the income obtained by the sales of spare parts and services + Thanks to the permanent efforts aimed at maintaining the CAT line of products in a leading position, these have continued to show high market share percentages +

The presence of the Caterpillar trademark, particularly in earth-moving machinery and vehicles for the large-scale mining industry, has been consolidated + The number of large mining Caterpillar trucks currently operating in all the open-pit mines in the country still constitutes the largest fleet of this type of unit +

In general, in earth-moving machinery, the Company reached a 64% market participation in units, with an even larger share in values (US$) owing to its sale of high value units during 2003, according to customs statistics + A considerable demand for used machinery was seen in the construction market, for clients mainly related to the large-scale mining operations +

The Company began a repair program of 120 units under the sponsorship of Caterpillar, which provided special prices for the spare parts used, enabling Ferreyros to attract new, used and repaired machinery clients, especially in the provinces +

With regard to other equipment, the sales of Ingersoll Rand drilling machines reached a participation of close to 100% during 2003 +

In addition, the Caterpillar machinery line for underground mining, formerly under the Elphinstone trademark, was successfully launched +

In the engines area, a 60% market share was achieved, both in the line for marine use and the power generators + The revival of artisanal fishing, the demand of river boats in Iquitos and Pucallpa, and the sale of an important group of marine engines to the State contributed to the demand + The other line of action was constituted by the upgrading of industrial boats, where a good part of the market was captured +

As indicated above, the need to service and maintain these units, especially for large-scale mining, has lead to an important increase in spare parts sales and services under the different modalities, including comprehensive contracts + On the other hand, as a result of an aggressive promotion campaign for certain spare parts, involving significant discounts, the sales volume increased +

Thus, the Company achieved a record sales turnover for the fifth consecutive year, due mainly to the growth of the repairs business at the Components Repair Center (CRC), as part of the programs established with the mining companies + Over 1250 major components were repaired altogether, including engines, transmissions, end-drives, etc +

In order to comply with present and future commitments for the repair of its Caterpillar units, the company maintained an investment program for the equipping of workshops and for the training of skilled personnel + As a result, CRC achieved the Caterpillar re-certification for the third consecutive year, after an audit was performed of the repair processes + In addition, it obtained a Certification in Pollution Control, achieving the highest qualifications + The latter included the spare parts warehouse and the hydraulics workshop besides the CRC +

Meanwhile, the spare parts area has been restructured, creating the Spare Parts Distribution Center, with a network of terminals throughout the country + To this effect, the structure of the spare parts warehouse in Lima has been improved, a loading and unloading area has been built, among other investments to improve and facilitate the processes + The use of the bar code system has been implemented for the receiving operations (entry) while that of the dispatching operations (outlets) is in progress + Finally, the DATA MART Computer System has been established, through which information may be easily accessed, both with respect to management for decision making and with respect to operations +

Regarding the agriculture line of business, the sale of Massey Ferguson tractors and harvesting machines maintained its leading position in the market, focusing on the modern segments of agriculture and in the upper jungle expansion areas + At the same time, the Agriculture Sales Department carried out a series of activities to promote the lines the Company represents, with the purpose of disseminating their use and contributing to improve agricultural techniques + An active program was carried out in different regions throughout the country with the support of technicians and experts from the factories Molinos Sacaría, Implementos Tatu, Jacto and Nogueira +

As to the truck business, total sales turnover in the domestic market during 2003 had a 4% growth with respect to the previous year + The sales of the B5 Category Kenworth trucks (over 18 tons GVW) that Ferreyros represents in Peru, showed a 21% increase when compared to the year 2002, obtaining a large share of the sales of light trucks required by the companies that operate in the mining areas +

The sales of spare parts for vehicles showed an upward trend for the second consecutive year, recording a 17% growth compared to the previous year +

Income from vehicle mechanical services also registered a 30% growth vis-a-vis the year 2000, owing to the expansion of the repair line to lost trucks of different makes and origin, both American and European +

A small workshop for light maintenance jobs is being installed in the District of Ate in order to offer wider services to the clients +

The Company's branches, located in 12 cities nationwide, allowed it to achieve a coverage that enabled Ferreyros to provide sales support for the different lines in the entire country + The branches were responsible for a significant sales turnover of used machinery and equipment, of machinery for agriculture and of different brand spare parts + On the other hand, the workshops throughout the territory constitute a valuable machinery post-sale support +

FINANCIAL PERFORMANCE

As outlined above, the substantial improvement in the Company's profitability shown during 2003, is due to the stability in its operating expenses, the reduction of the financial expenses and the positive result due to inflation exposure (REI) amongst other factors +

Financial expenses decreased by S/. 12 million on account of a better debt structure, giving priority to lower cost financing sources + The reduction in financial expenses is the continuation of the trend started in the year 2000, when they dropped from US$19.6 million to US$16.5 million in 2001, US$ 12.1 in 2002 and US$9.1 million in 2003 + An important element of the financial strategy was to sustain the debt mainly in the Caterpillar supplier under the system of financing inventory over 12 months and in its financial arm Caterpillar Financial Services, as well as in the capitals market, where the Company was very active +

With the support provided by the acceptance of the market to Ferreyros' financial instruments, it placed two series of its corporate bonds issue for US$10 million and US$5 million in April and July respectively, achieving rates of 6.25% and 4.5% per year, respectively + This year, the Company did not issue any commercial papers, as its short-term needs were covered mainly by its suppliers + Nevertheless, it closed the year registering a commercial paper program for US$ 30 million in the Stock Exchange Registry, to be used in 2004 + It is worth mentioning that one of the risk rating agencies upgraded the papers' category from CP2 to CP2+, reflecting the improvement shown by the Company's figures +

On examining the total liabilities shown in the balance sheet, it may be seen that they did not diminish + Nevertheless, it must be pointed out that this was due to the payment of a securitization bond for US$15 million in the month of December and to the repayment of another securitization bond for US$12 million during the course of the year + By the closing of 2003, the Company's liabilities amounted to US$143.4 million while keeping a balance in securitization bonds of US$9 million, as compared to 2002, which closed at US$ 143.1 million and US$36 million, respectively, representing a reduction of US$26 million in the sum of both figures, achieved by the sale of inventory, accounts receivable and other assets, as well as by the overall improvement in the results + The greatest liability, resulting from a change in the securities issuing strategy, is based on a higher level of accounts receivable, now directly financed by the Company and not through the securitization mechanism any more + Consequently, the debt to equity ratio grew slightly to 1.89 by year end, remaining under 2, however, as projected +

In addition, the Company maintained the support of the local financial system, which still offered the credit facilities granted to the Company under different conditions such as short-term financing of working capital, imports financing and guarantees and sureties +

On the assets side, the Company managed once again to lower the inventory level over the year, as it succeeded in placing in the market used units from both, its own rental fleet and from recoveries achieved from credit operations + Furthermore, the spare parts inventory showed greater efficiency, improving turnover from 3.5 to 3.7 + Owing to the success achieved in selling the units withdrawn from the rental fleet, new units could be purchased by year end within the three-year unit replacement policy, as foreseen in the rental business +

The Company continued offering financing to its clients, especially in the short-term credit for spare parts and services + Despite the improvement shown by the portfolio turnover, the operating difficulties found in the performance of such collections, particularly from large clients, due to the complex invoice validation formalities to be complied with, have led the Company to develop a Six Sigma project which has already identified some procedures that will be applied to large clients in order to reduce the collection time +

As to the sales of machinery, the Company maintained its policy of promoting and arranging financing preferably by third parties, particularly by Caterpillar Financial + In the direct financing cases, the Company proposed as a goal to finance not more than 25% of these sales +

The overall delinquency rate (that is, the short-term commercial loans for spare parts and services and the medium-term financing for machinery) was 4% for past due portfolio for over 180 days, net of allowance for doubtful accounts + In recent years the Company has increased its allowance for accounts receivable to face operations incorporated by the National Institute for the Defense of Competition and the Protection of Intellectual Property (INDECOPI) + The Company considers that the allowance covers the expected losses, taking into account the guaranties it has available +

It must be mentioned that in April, the Company informed about the sale of its participation in the company Matreq Ferreyros, the distributor of Caterpillar in Bolivia + The sale of this investment allowed Ferreyros to focus on its operations in the Peruvian market, by releasing its resources for that purpose +

AFFILIATES

Throughout the fiscal period, the Company continued to coordinate the activities of its affiliates, in order to complement and integrate its operations, obtaining advantages from the synergy produced + A brief description of each is included below:

Orvisa, one of the main affiliates of the organization, completed 30 years of activities, as a leading company in the commercialization of capital goods in the Peruvian Amazon region, with headquarters in the city of Iquitos + It has branches in Pucallpa and Tarapoto and sales offices in Nueva Cajamarca and Bagua, serving mainly the forestry, oil, agriculture, river transportation and mining markets. Its sales turnover was S/. 43.2 million with profits of S/.3.45 million +

During 2003, it held a large market share in the sales of marine engines, placing 36 units + At the same time, it actively participated in the sales of machinery for agriculture in the areas of Tarapoto and Pucallpa +

The forestry concessions awarded in 2003, still in the development process, should represent an interesting market for the Caterpillar machinery as of 2004 + Furthermore, the new petroleum exploration contracts generate expectations and business possibilities for ORVISA +

Unimaq S.A. is a company that markets light equipment for the mining, construction, fisheries and industrial sectors, as well as chemical solvents + It continued the expansion of its operations with a sales growth of 18% with respect to the year 2002, emphasizing the line of Caterpillar hoists, as well as the chemical solvents and the Lincoln Electric welding lines, that respectively represented 14%, 11% and

10% of total sales + The sales of these lines reached S/.32.7 million, with S/. 1.1 million profit after taxes +

Fiansa S.A., a company with main headquarters in Trujillo and that has become an important metalworking machine shop, continued to expand its operations in 2003, thereby strengthening its position in the sugar agro-industrial market and in the large-scale mining sector + It ended the year with sales amounting to S/. 8.5 million and S/.140,000 profits after taxes.

Motorindustria, whose main activity is the recovery of parts through metalwork and machine shop processes, and the repair of machinery produced by Ferreyros, the repair of hydraulic components and the recovery service of field pieces, specially for the large-scale mining sector, invoiced close to S/.22 million, with S/.3.066 million in profit after taxes +

Depósitos Efe S.A., a bonded customs warehouse, continued to provide warehousing services to companies within the organization and to third parties, surpassing the anticipated sales and profit levels, reaching S/.1.6 million, with S/.386,000 in profits +

Domingo Rodas S.A. is a company based in Tumbes, dedicated to the cultivation, breeding, extraction, industrialization and marketing of shrimp + It is owned by Ferreyros S.A.A. since the times when it engaged in the export business in order to procure the foreign currency it required to import machinery + Despite the different crises produced by natural disasters, with the effort of its technicians it has been able to control the situation and resume its production and exports levels + It finalized the year with S/.4.9 million in sales and S/.92,000 profits +

ASOCIACIÓN FERREYROS SOCIAL WELFARE PROJECT

For the fifth consecutive year, the Company has given its support to this social work and is its main effort in the social responsibility field +

The Asociación Ferreyros, legally established in 2003, took on the education activities that the Ferreyros Foundation had been carrying out until then, guiding future professionals, promoting national and cultural values as a complement to their professions +

This work was performed in two fields + One, sponsoring the Annual Students Conference, in a joint effort with the Peruvian Institute of Business Administration (IPAE) with its ninth event in 2003, bringing together an average of 500 young participants + The second, more directly, by gathering young people in its Professional Attitude Training Workshops, to discuss and analyze interactively the role of professionals in society +

In 2003, 450 undergraduates of most of the universities in the country participated in the Annual Students Conference and the number of students that attended the workshops increased to 1,088, from 26 universities in 14 cities +

As a complement to these activities, the Association publishes FUTURO, a journal aimed at reaching that same audience and which includes articles on the same issues +

CORPORATE GOVERNANCE

In 2002, the Company participated, through Procapitales, with other public and private entities and associations, in the statement issued by the Peruvian Securities and Exchange Commission (CONASEV) on the convenience of companies adopting corporate governance principles + In 2003, it joined a small group of companies that responded to an invitation of the Stock Exchange to submit information concerning their adherence to such principles, which may be found in that entity's website +

The Board of Directors recognizes the importance of adhering to this statement, and it believes that, throughout its corporate existence, the Company has conducted itself under ethical principles that are now embraced by the corporate governance concept + Respect for the rights of shareholders and their fair treatment, clearly defined duties for the Board of Directors and the Management, and transparent and timely presentation of relevant information to the market, are all practices which the Company has assumed for a very long time +

The Company is aware of Resolution 096-2003 recently published by CONASEV and is ready to issue the reports that will be required as of 2005 in compliance with that provision +

PERSPECTIVES

Although there is no consensus among experts regarding the growth levels of the domestic product forecast for 2004, it is reasonable to believe that the economy should show a moderate growth + Rather than the stability of the macroeconomic figures, it is the great political turbulence that seems to be affecting the investors' attitudes + Nevertheless, the Company has proved that it is able to maintain its operations with acceptable sales levels and without losing its leadership position in most of its lines, even in times of economic hardship + It may be expected that in a much more favorable economic environment, with the announcement of mining and gas projects underway, with encouraging signs regarding the resumption of privatizations and concessions and with an increase in the metals prices that could encourage the acquisition of equipment by the mining companies, sales may show a slight upward trend, in the hope that the sales achieved for the Camisea project last year may be replaced by other sales for the ongoing projects +

Since the Company has stabilized a significant sales turnover for spare parts and services (absorption ratio) it has greatly reduced its vulnerability to variations in the demand for machinery and equipment, as was traditionally the case + This will allow the programming of resources and activities as well as the management of financial variables to be more rational +

At the same time, the adoption of different programs aimed at further improving the efficiency of our operations and in particular at increasing shareholder dividends, allow the Company to look into the year 2004 with sound optimism +

In almost all the markets where it operates, the Company holds a privileged position of leadership which demands continuous efforts to be maintained + The trust placed on the Company by its main clients creates obligation and represents a permanent challenge to keep improving productivity until these clients, to which the Company is obliged, are fully satisfied +

Upon concluding this introduction, the Board of Directors wishes to renew its commitment to its shareholders, clients, suppliers and staff, and to make every effort to fulfill its mission +

We are pleased to submit below, the general and operations information and the analysis and examination of the financial statements to the consideration of the shareholders, pursuant to Resolution 141.98 EF/94.10 issued in this respect by CONASEV for the presentation of annual reports + The Statement of Liability prescribed by these regulations is attached hereto +

STATEMENT OF LIABILITY

This document contains true and sufficient information regarding the performance of Ferreyros S.A.A. until December 31, 2003 + Without detriment to the responsibility of the issuer, we are hereby responsible for its contents, in compliance with the legal provisions in force +

Oscar Espinosa Bedoya
Managing Director

Hugo Sommerkamp Molinari
Central Administration and Management Control Manager

general information and operations

NAME AND PRINCIPAL PLACE OF BUSINESS

The name of the Company is Ferreyros Sociedad Anónima Abierta or Ferreyros S.A.A. + Its registered office is located at

Avenida Industrial 675, Province and Department of Lima + Its telephone number is 336-7070 and fax number 336-8331 +

INCORPORATION AND REGISTRATION

Ferreyros was incorporated by notarially recorded instrument dated September 14, 1922, before Agustín Rivero y Hurtado, Esq., Notary Public in and for Lima, under the name of Enrique Ferreyros y Compañía Sociedad en Comandita + It was filed on Entry 1, Page 299, Volume 15 of the Registry of Companies in and for Lima + The corporation Enrique Ferreyros y Compañía Sociedad en Comandita was dissolved, as filed under Entry 10, Page 296, Volume 30 of the Registry of Companies in and for Lima +

The incorporation of Enrique Ferreyros y Compañía S.A. which took over the assets and assumed the liabilities of Enrique Ferreyros Sociedad en Comandita, was executed by registered deed dated September 21, 1931 before Agustín Rivero y Hurtado, Esq. Notary Public in and for Lima, filed under Entry 1, Page 457, Volume 31 of the Registry of Companies in and for Lima + The change of name to Enrique Ferreyros S.A. was executed by registered deed dated November 23, 1981 before Jorge Eduardo Orihuela Iberico, Esq. Notary Public in and for Lima and filed under Entry 213, Page 599, Volume 410 of the Registry of Companies in and for Lima +

The change of name to Ferreyros S.A. was executed by notarially recorded instrument dated May 6, 1996 before Jorge Eduardo Orihuela Iberico, Esq. Notary Public in and for Lima and filed under Entry 2-B, Card 117502 of the Registry of Companies + The present name of Ferreyros S.A.A. was adopted by resolution of the Shareholders' Meeting held on March 24, 1998, filed on Card 11007355 of the Registry of Companies in and for Lima +

PURPOSE AND LINE OF BUSINESS

According to its Bylaws, the purpose of Ferreyros is to engage in the purchase and sale of local and foreign goods and products, the import and export of goods and articles in general, the rendering of services as well as the transaction of investments and dealing of commissions +

The Company may also participate in any and all acts and enter into any and all contracts provided by law and conducive to their execution or that are convenient to its corporate interests, including the incorporation of companies and the purchase of shares of stock and/or share interests of corporations either by direct purchase or by any other means or by participating in increases of capital +

The Company has perpetual existence. Its line of business is classified under Group 5150, Class 51 of the United Nations International Standard *Industrial Classification (ISIC)* +

CAPITAL STOCK

As at December 31, 2003, the capital stock was represented by 205 million common shares with a face value of S/. 1.10 each, fully subscribed and paid-up, of which 79.68% are held by local investors and 20.32% by foreign investors + The shareholders who hold 5% or more in the capital stock are:

Shareholder	Share	Nationality
La Positiva Seguros y Reaseguros S.A.	11.39%	Peruvian
IN- CARTADM. (Integra)	10.44%	Peruvian
Atlantic Security Bank	8.08%	Foreign
NV-CARTADM (Nueva Vida)	7.00%	Peruvian
Horseshoe Bay Limited	6.46%	Foreign

LETTERS OF GUARANTEE AND SURETY BONDS

As at December 31, 2003, the Company has granted as mortgage, properties totaling US$25.4 million, chattel mortgages over the rental fleet for a total of US$10.5 million, pledges and warrants over inventories worth US$5.7 million, a guarantee against accounts receivable for US$0.9 million and guarantees against bank deposits for the amount of US$1.4 million + It is the policy of the Company to issue guarantees for medium-term operations + These guarantees have been issued only for financing transactions that are 3 to 7.5 year terms + Chattel mortgages, pledges and guarantees against inventories, rental fleet assets and accounts receivable have corresponded to financing transactions for the same units + Mortgages have been established for a 7.5-year financing transaction +

In addition, the Company has granted surety bonds to its subsidiaries and to third parties for US$1.2 million and US$4.8 million, respectively, and bank letters of guarantee in favor of financial institutions, worth US$3.9 million + The total amount of surety bonds and letters of guarantees represents 13.1% of its stockholders' equity +

PROFILE

Enrique Ferreyros y Cía was founded in 1922 on the initiative of Enrique Ferreyros Ayulo and three partners who, with a small amount of capital, engaged in the trading of commodities in Lima. In 1942, Ferreyros obtained the representation of Caterpillar Tractor, which meant an overall change in the Company's outlook + As from 1965, the Company's decentralization began, setting up offices in the provinces as well as several affiliates. In 1971, Ferreyros was registered on the Lima Stock Exchange +

At the end of the 1980's, Ferreyros disengaged itself from the commodities business in order to concentrate its efforts on the capital goods business in the 1990's + Thus, during the first few years of this decade it assumed new representations to complement the Caterpillar line and to improve its coverage of the mining, agriculture and transportation sectors + By 1994, the Company initiated the rental of heavy equipment and the sale of used equipment to meet the greater needs of its customers + Simultaneously, the Company began to prepare itself to face the challenge that the large-scale mining sector would represent, after the onset of the privatization process and the entry of new agents into the Peruvian economy + Since 1995, the Company has been making important investments in this direction to improve the infrastructure of its offices and workshops and to train its service personnel to meet the maintenance and repair contracts for large fleets of machinery +

The purpose of the Company is to serve customers from all sectors of the economy and therefore during the last few years, it has created business units to serve the market for small and medium-size constructors and fishermen +

In response to past growth and that to be produced in the future, in 1997, the Company successfully issued and placed shares on the local and international markets, thereby making possible a US$22 million increase in its stockholders' equity +

In July 1998, Ferreyros made the first issue of securitization bonds in the country for US$20 million and in 1999 it launched its third issue of corporate bonds for US$30 million, after launching its first two issues in 1994 and 1996 + In 1999, it executed its first issue for US$15 million of a securitization program filed before the Peruvian Securities and Exchange Commission (CONASEV) for US$45 million + In the months of March and September, the Company paid its third issue of corporate bonds + In August of the same year it issued the first series of its fourth issue, for the amount of US$15 million and in April and July 2003, the second and third series, for US$ 10 million and US$ 5 million, respectively, completing the issue of its fourth corporate bond filed for US$ 30 million +

COMMERCIAL ACTIVITIES

General Information

Ferreyros, recognized as the principal distributor of capital goods in Peru, directs its products to a diversified range of economic sectors, such as mining, construction, agriculture, energy, fisheries and transportation + It has been the exclusive distributor of Caterpillar in Peru since 1942 +

In addition to the Caterpillar machinery and engines, Ferreyros markets a wide range of equipment, including Ingersoll Rand compressors and drills, Massey Ferguson tractors, and a Kenworth line of heavy trucks + The Company is by far the leader in the market for the majority of the products it offers. In the year 2003, Caterpillar represented approximately 89.1% of its sales +

The Company owns the largest network of workshops in the country for the repair of heavy machinery and equipment and a highly qualified group of technicians, as it believes that its continuous success in heavy machinery and equipment sales will continue to depend on product quality and post-sale service +

General outlook for key economic sectors in Peru

Marketing capital goods in Peru largely depends on the growth level of the Peruvian economy, particularly in sectors such as mining, construction, fisheries, agriculture, transportation and energy, where the Ferreyros products are sold + It is important to consider that the availability of capital goods is the first step towards the country's growth so different timing can exist between the growth of the Peruvian economy and the demand for capital goods + Furthermore, to import capital goods is essential for the development of any industrial sector, taking into account the important role played by technology which is used to attain levels of competitiveness and efficiency required by the market +

The sustained growth, especially of the construction and mining sectors during the five years prior to 1998, motivated the purchase of machinery + This situation was reflected in the aggregate import figures of capital goods which during these years presented an average annual upward trend of 21.5% + The slowing-down of the economy during the years 1998 through 2001 has had negative repercussions on this market's performance + However, given the good medium-term perspectives for development in the economic sectors and the dependence on machinery from abroad, capital goods imports should increase during the next few years, according on the economy's development +

Competition

Few markets, like the Peruvian market, can show such a variety of machines and equipment offered in the country by a large number of suppliers + Given the wide range of lines which it offers, Ferreyros competes in different sectors, with many of these suppliers, who represent a wide variety of brands +

In earth-moving equipment, its main competitors are Komatsu, Volvo, Case, John Deere and Fiat Allis +

In diesel engines, it mainly competes with Wartsila, Man, Detroit Diesel, Cummins FG, Wilson and Volvo +

Several manufacturers of generic spare parts for Caterpillar machinery exist so that small segments of the market can be supplied +

In the agricultural tractor line, the main competitors are John Deere and Ford New Holland +

In portable air compressors, the Ingersoll Rand machines compete with Sullair and Atlas Copco, and in rock drilling for mining, with Sandvik Tamrock and Atlas Copco + The Caterpillar Elphistone low profile loaders compete against Atlas Copco Wagner and Sandvik Tamrock +

In trucks, the Kenworth brand competes with Volvo and Scania, in a market in which Freightliner, Mercedes Benz and others are also competitors.

In almost all these lines, the good quality of the products that Ferreyros distributes, the high-quality post-sales service, the wide network of branch offices and the considerable volume of spare parts have earned the preference of the clients so that almost all products sold by Ferreyros are leaders in their respective markets +

Finance

The year 2003 was characterized by a substantial improvement of the Company's profitability + Thus, at the year's closing, net profits amounted to S/. 20.3 million, compared to the net profit at the closing of the previous year, S/. 10.8 million, an increase of 87.6% + The factors that favored this higher profit were the stability in the Company's operating expenses, the reduction in the financial expenses and the positive Result due to Inflation Exposure (REI) + This higher profit enabled the Company to apply such resources to reducing its debt +

Financial expenses diminished by S/.12 million, owing to: i) a reduction of US$ 20.6 million in the average liabilities of the year; ii) lower local and international interest rates; and iii) a better debt structure that favored lower cost financial sources +

By year's closing, the Company showed a debt to equity ratio of 1.89, in line with its purpose of keeping such ratio below 2 +

Financial sources An important element of the financial strategy was to substantiate its indebtedness mainly with its Caterpillar supplier by financing its inventory in 12 months and on its financial arm, Caterpillar Financial Services, as well as on the capital market, in which it was particularly active +

Having achieved important reductions in the inventory levels and hence in the turnover indicators, the Company no longer needs to finance its inventory over 12 months + Therefore, as of January 2004, it will be doing so for 6-month terms, which will result in the financing level by its Caterpillar supplier to be reduced from US$56 million, recorded by end 2003, to around US$ 40 million +

No new financings were made in 2003 with Caterpillar Financial, reducing exposition with this important financing source to US$37 million, within an approved line of US$60 million +

As for the participation of Ferreyros as issuer in the local capitals market, in 2003 the Company completed the issue of its fourth corporate bond filed for US$30 million, through the placement of the B and C series for US$10 million and US$5 million in April and July, respectively, achieving annual rates of 6.25% and 4.5%, respectively + The first US$ 15 million were issued in August 2002 + The Company is currently in the process of listing its first corporate bond program (to date it had operated by listing issues and not programs) for US$ 50 million, pursuant to a resolution adopted by the 2003 Shareholders Meeting +

Additionally, the Company did not issue any commercial papers, as the short-term needs were covered mainly with suppliers' financing + Nevertheless, it finalized the year with the listing in the Stock Exchange Registry of a commercial paper program for US$ 30 million, also approved by the 2003 Shareholders Meeting, which shall be used in 2004 + It is worth mentioning that one of the risk rating agencies upgraded the papers' category from CP2 to CP2+, reflecting the improvement shown by the Company's figures +

Finally, with regard to the issue of securitization bonds, the Company did not make any new issue; on the contrary, it effected the final payment of a securitization bond for US$ 15 million which expired in December and repaid another securitization bond, originally of US$ 17 million, in US$ 12 million + Two securitization bonds are in force at the closing of 2003: one for US$ 5 million (balance of the US$ 17 million issue that has been repaid) and another for US$ 4 million, which is due by the end of 2005 +

In addition, the Company maintained the support of the local financial system, which improved the conditions of the credit lines granted to the Company in different modalities such as short-term financing of working capital, imports financing and guarantees and sureties +

The current ratio improved over 2003, from 1.28 in December 2002 to 1.43 in December 2003 +

Main assets During 2003, the Company continued reducing its inventory level (from US$ 67.8 million as at the closing of 2002 to US$ 57.8 million as at the end of 2003) successfully placing in the market used units from its rental fleet and from loan operations recoveries + Furthermore, the spare parts inventory showed a greater efficiency, improving turnover from 3.1 to 4.1 + Owing to the success achieved in the sale of units withdrawn from the rental fleet, towards the end of the year the Company could purchase new units for its fleet, as foreseen in the rental business that requires reposition of the units every three years +

The Company continued offering financing to its clients, especially in the short-term credit for spare parts and services that generate average payment terms of 45 days + The turnover of the portfolio of these lines showed an improvement + As to the sales of machinery, the Company kept its policy of preferably promoting and arranging financing by third parties, in particular by Caterpillar Financial + The Company has proposed an objective not to finance more than 25% of its sales +

The overall delinquency rate (that is, the short-term commercial loans for spare parts and services and the medium-term financing for machinery) was 4.% for past due portfolio for over 180 days, net of allowance for doubtful accounts +

In recent years the Company has increased its allowances for accounts receivable to face operations incorporated by INDECOPI + The Company considers that the allowance covers the expected losses, taking into account the guaranties it has available +

It must be mentioned that in April, the Company informed about the sale of its participation in the company Matreq Ferreyros, the distributor of Caterpillar in Bolivia + The sale of this investment allowed the Company to focus its operations in the Peruvian market, by releasing its resources for that purpose + During 2004, it will continue its efforts to sell some of the properties it no longer requires, in order to take care of the Company's businesses +

With regard to new investments, in 2003 the Company made some improvements both in the Components Repair Center (CRC) and in some of its workshops throughout the country, in the replacement of computer equipment and acquisition of protection components for large mining projects + In 2003, these investments amounted to US$ 0.8 million + For 2004, it plans to invest US$ 1.9 million in acquisitions and improvement of fixed assets +

On average, the cash balances represent one week's worth of expenses + The Company's current account is in US Dollars, and it takes care of its obligations and operating expenses predominantly in that currency +

Facilities

The main properties of the Company are the land and buildings where the administrative offices, warehouses, repair workshops, exhibition halls and stock rooms are located +

The head office is located in Lima, with branch offices in the cities of Piura, Chiclayo, Cajamarca, Trujillo, Chimbote, Huaraz, Arequipa and Cusco, which are built on premises owned by the Company + The Company also has offices in Ica, Huancayo, Ayacucho and Huaypetuhe + The Ica and Ayacucho offices operate in leased premises and those of Huancayo and Huaypetuhe in premises owned by the Company +

LEGAL PROCEEDINGS

The Company has taken part in certain legal proceedings which have arisen during the normal course of business, none of which may, individually or collectively, be considered important + It must be pointed out, however, that as at the end of the fiscal period, the Company was involved in three claims, totaling US$ 1.95 million in trials seeking indemnity for tort liability, filed by third parties + Based on the advise of its legal counsels, the Company's management considers that the complaint will not be admitted and that the final result will favor the Company +

At the same time, as at the 2003 year end, the Company has the following tax contingencies:

a In the month of November 2001, the Company filed a motion before the Tax Court in relation to a Peruvian Tax Authority (SUNAT) Resolution which had determined that the tax debt caused by the timely application of the Special Tax Splitting System, was almost S/. 1 million more than expected + In February 2003, the Tax Court decided to declare the aforementioned Resolution null and void, therefore it will settle the debt, subject matter of the application of Law 27334, ordering the Tax Administration to issue a new ruling +

b A stock decrease for S/. 2 million (including interest) for taxes allegedly omitted in the payment of the 2000 income tax regularization, currently being claimed before the Tax Court +

c Tax assessments for S/. 3.3 million (including fines and interest) for Income Tax and Value Added Tax, currently being claimed before the Peruvian Tax Authority (SUNAT) +

In the opinion of our tax advisors, such assessments are egroundless and the final result should be favorable to the Company +

SUBSIDIARIES

The Company has made investments in several subsidiaries + As at 31.12.03, its share of their capital stock is as follows:

Orvisa S.A.	99.00%
Heavy Machinery and Services Ltd.	100.00%
Fiansa S.A.	99.00%
Depósitos Efe S.A.	99.78%
Motorindustria S.A.	99.99%
Domingo Rodas S.A.	75.01%
Unimaq S.A.	99.99%

Orvisa S.A.

Orvisa, incorporated in 1973, is one of the Company's subsidiaries which carries out operations in Iquitos, Tarapoto, Pucallpa, Bagua Chica and Nueva Cajamarca, cities located in the Peruvian Amazon Jungle Region + Orvisa offers the same line of products as Ferreyros and is the leader in the market for the three product lines and the greatest demand in the Region is for agricultural machinery, marine engines and forestry equipment +

Since it is located in the Jungle Region, Orvisa currently enjoys certain tax and customs tariff advantages which allow it to be more competitive in terms of prices +

In 2003, Orvisa attained S/. 43.2 million worth of revenues, with a net profit of S/. 3.5 million +

Heavy Machinery Services Ltd.

Heavy Machinery is a wholly-owned subsidiary, incorporated abroad. It is engaged in the sale of heavy machinery to large companies operating in Peru, which are usually subsidiaries of multinational corporations funded abroad, and which import directly from the manufacturers + No significant business was generated during 2003 +

Fiansa S.A.

Fiansa is a subsidiary incorporated in 1968 and its place of business is in the City of Trujillo + Its original activity was to manufacture and sell agricultural tools, industrial tools and electrical panels, which represent a small portion of its current production + In recent years, it has engaged in metal engineering works, assembly and electrical installations +

In the year 2003, Fiansa recorded revenues of S/.8.5 million with a net loss of S/0.14 million +

Depósitos Efe S.A.

Depósitos Efe is a subsidiary incorporated in 1983 + It is engaged in providing simple storage services and bonded customs warehousing +

In the year 2003, Depósitos Efe obtained revenues for S/. 1.6 million and a net profit of S/. 0.38 million +

Motorindustria S.A.

Motorindustria S.A. is a subsidiary incorporated in 1987 + It was originally engaged in the production of motor vehicles as well as in the sale of spare parts and services + In 1995, the Shareholders' Meeting resolved to temporarily suspend its activities, entrusting its management, since 1995, to Ferreyros + On July 1, 1998, the Shareholders' Meeting approved its reactivation; and at present, its main activity is supplying services for machinery and recovering machine components + Its business is very much related to the Ferreyros Component Repair Center (CRC) +

In 2003, Motorindustria generated revenues of S/. 22 million and a net profit of S/. 3 million +

Domingo Rodas S.A.

Domingo Rodas S.A. is a subsidiary incorporated in 1979 in the City of Tumbes + Its main line of business is the cultivation, breeding, extraction, industrialization and marketing of shrimp +

In 2003, Domingo Rodas produced revenues of S/4.9 million and a net profit of S/.0.1 million + Upon its incorporation, this Company was part of a diversification strategy aimed at export trade, due to the existing need at the time to create foreign currency + Today this has lost its meaning since the Company is concentrating on the capital goods business and, therefore, its existence within the organization is under review +

Unimaq S.A.

Unimaq is a company incorporated in February 1999 + It mainly participates in the marketing of light equipment for the mining and construction industries and industry in general, as well as in the sale of spare parts and in supplying workshop services +

In 2003 it produced revenues of S/30.5 million and a net profit of S/.1.1 million +

Other Investments

Ferreyros also has a share of 13.6% in La Positiva Seguros y Reaseguros S.A., a corporation duly organized and existing in Peru in 1937, mainly offering life and property and casualty insurance +

STOCK EXCHANGE ISSUES

At the end of 2003, the Company had listed shares and corporate bonds and commercial papers in the Stock Exchange Registry +

Common Shares

The Company's capital stock is made up of 205 million outstanding common shares with a face value of S/. 1.10 each + The opening price was S/0.46 and the closing price was S/.0.75, reaching a high of S/.1.20 in May and a low of S/.0.46 in January + The average share price in 2003 was S/.0.76 +

Monthly average share prices during the year 2003 are shown in Exhibit 1 +

Corporate Bonds

The Ferreyros Bonds + The Ferreyros Bonds-Fourth Issue were registered by CONASEV Resolution 056-2002-EF/94.11 +

The features of the bonds, as described in the issuance agreement and information prospect, are as follows:

Instrument	Ferreyros Bonds – Fourth Issue
Class	Registered and indivisible and listed at CAVALI ICLV S.A.
Registered amount	US$30 million
Face value	US$1,000 each
Series	One or more
Term	Three years
Interests payment schedule	quarterly in arrears
Repayment	100% of the principal upon three-year term maturity

In August 2002, the first issue for US$15 million was placed, as follows:

Outstanding amount	US$15 million
Date of issue	August 29, 2002
Maturity date	August 29, 2005
Interest rate	7.5% nominal per year, with a 360-day base year

In April 2003, the second issue for US$10 million was placed as follows:

Outstanding amount	US$10 million
Date of issue	April 7, 2003
Maturity date	April 7, 2006
Interest rate	6.25% nominal per year, with a 360-day base year

In July 2003, the second issue for US$5 million was placed as follows:

Outstanding amount	US$5 million
Date of issue	July 25, 2003
Maturity date	July 25, 2006
Interest rate	4.5% nominal per year, with a 360-day base year

Monthly prices of Ferreyros Bonds – Fourth 2003 Issue are shown in Exhibit 2 +

Negotiable Instruments

Following the expiry of the first negotiable instruments program in January 2003, by Resolution 083-2003-EF/94.11 of CONASEV, dated October 22, 2003, the Second Ferreyros Short-Term Instruments Program was filed with the Stock Exchange Registry, for a maximum amount of US$ 30 million + The first issue is currently undergoing the listing process +

MANAGEMENT

The Board of Directors consists of:

Carlos Ferreyros Aspíllaga	Chairman
Eduardo Montero Aramburú	Vice-Chairman
Luis Moreyra Ferreyros	Director
Enrique Normand Sparks	Director (until April 2003)
Juan Manuel Peña Roca	Director
Carlos Muñoz Torcello	Director
Jorge Picasso Salinas	Director
Andrea Von Wedemeyer Knigge	Director (as from July 2003)
Oscar Espinosa Bedoya	Managing Director

The following persons are the Executive Staff of the Company:

Oscar Espinosa Bedoya	Managing Director
Gustavo Moreno Barrera	Central Operations Manager
Hugo Sommerkamp Molinari	Central Administration and Management Control Manager
José Miguel Salazar	Mining Division Manager
Mariela García de Fabbri	Finance Division Manager
Víctor Astete Palma	Manager of the Comptroller Division
Andrés Gagliardi Wakeham	Human Resources Division Manager
Raúl Vásquez Erquicio	Internal Auditing Division Manager
Luis Bracamonte Loayza	Branch Offices and Agriculture Division Manager
José López Rey Sánchez	Spare Parts and Service Division Manager

RESUMES

Oscar Espinosa Bedoya

Oscar Espinosa has held the position of General Manager in Ferreyros S.A.A. since 1983 + He began working with the Company in 1981 + He was formerly the Chairman of Interbank, the Finance Development Corporation (COFIDE) and other financial institutions, as well as Executive Director of the World Bank + He is a civil engineer with graduate studies in economics, finance and business administration +

Gustavo Moreno Barrera

Since 1990 Gustavo Moreno has held the position of Caterpillar Machinery and Engines Division Manager + As at December 31, 1998, he became Machinery Central Manager + He has worked for the Company for 35 years, 20 of which were in the sales area + He is a graduate in mechanical and electrical engineering of the National University of Engineering (UNI) and has participated in different courses and seminars organized by Caterpillar +

Hugo Sommerkamp Molinari

Hugo Sommerkamp holds the position of Central Administration and Management Control Manager since July 1, 2001 + Formerly, he had been the Central Administration and Finance Manager since December 1998 and the Finance Division Manager since March 1996, when he returned to work at Ferreyros + Between 1985 and 1990 he held the position of Comptroller General in the subsidiaries of the Ferreyros Group. Between 1990 and 1996 he worked in Paraguay as Finance Director for the different subsidiaries of the ECOM Group (Lausanne, Switzerland) + He is a Certified Public Accountant graduated from the Peruvian Catholic University, with advanced courses in auditing and finance, both in Peru and abroad +

José Miguel Salazar

José Miguel Salazar holds the position of Mining Division Manager, created in the year 2001 + From 1996 and until he joined the Company in January 2001, he held the position of General Manager of Matreq Ferreyros S.A., the exclusive distributor of Caterpillar in Bolivia and a subsidiary of Ferreyros until April 2003 + Formerly, he worked at Ferreyros between 1969 and 1990, carrying out different functions in the commercial and administrative areas, after which he was appointed the Finance Division Manager in 1988 + Between 1990 and 1995 he occupied similar positions in other companies in the market + He has participated in different courses in the country as well as in seminars organized by Caterpillar +

Mariela García de Fabbri

Mariela García de Fabbri holds the position of Finance Division Manager since July 2001 + She joined the Company in 1988 and has held different positions in the Finance Division + She was Treasury Manager until June 2001 + At present, she is the Vice-Chairman of the Procapitales Association and a Director at IPAE + She has been a researcher and a member of the editorial committee of publications of the Consortium La Moneda + She holds a degree in economics from the University of the Pacific +

Víctor Astete Palma
Víctor Astete has worked in Ferreyros since 1977 and has held the position of Manager of the Comptroller Division since 1996 + Formerly, he worked in the accounting, budget, accounting advisory and investment comptroller departments + He is a Certified Public Accountant graduated from the San Marcos National University and has attended several advanced courses, both in Peru and abroad +

Andrés Gagliardi Wakeham
Andrés Gagliardi holds the position of Personnel Division Manager since 1986 and has 32 years of experience + Formerly he has held similar positions in other well-recognized companies + He has a Bachelor's Degree in Industrial Relations from the San Martín de Porres University and has attended several courses, seminars and congresses on the specialty +

Raúl Vásquez Erquicio
Raúl Vásquez has been the Internal Audit Division Manager since 1978 + Formerly, he was Administration and Finance Manager of Compañía Pesquera Estrella del Perú and Auditing Manager at Arthur Andersen & Co. + He has a Bachelor's Degree in Economics and Commercial Sciences and a Certified Public Accountant Degree from the San Marcos Major National University +

Luis Bracamonte Loayza
Luis Bracamonte has held the position of Branch Offices Division Manager since 1997 + He has worked for Ferreyros for 20 years and formerly held different positions at the branch offices management departments and in the credit and collection departments + He pursued studies in business administration at the University of Lima and postgraduate courses at the Graduate Business School (ESAN) +

José López Rey Sánchez
José López has held the position of Spare Parts and Service Division Manager since 1999 + He has worked for the Company for 18 years + Previously he was the Service Manager from 1994 to 1998 + He is a graduate in mechanical engineering at the National University of Engineering + He has pursued courses in administration and management accounting at the Graduate Business School (ESAN) +

HUMAN RESOURCES

Aspects concerning the management of the Company's personnel are the responsibility of the Personnel Management + At the end of the year 2003, the Company had 1,144 employees, both in its main and provincial branch offices +

Personnel changes in the last two years were as follows:

	2003	2002	2001	Variation 03/02	Variation 02/01
Permanent					
Executives	33	28	29	5	-1
Technical personnel	376	342	415	34	-73
Employees and sales representatives	143	135	169	8	-34
Workers	592	565	638	27	-73
Sub-total	1144	1070	1251	74	-181
Temporary staff	25	28	23	-3	5
Total	1169	1098	1274	71	-176

The working environment at Ferreyros is very harmonious + Employees identify with the Company's objectives; Company-employee relations are good, and no strikes or significant controversies have occurred + The Employees' Union, which existed for many years, was dissolved in 1993 + The Workers' Union has 98 affiliated members + The Company bargains collectively with the representatives of the workers in January of each year +

The Company continues to maintain social welfare and housing programs for the benefit of its workers and employees +

ANALYSIS AND DISCUSSION OF FINANCIAL STATEMENTS

The most important variations in the Company's financial statements as at December 31, 2003 and 2002 are presented below + To this effect, some figures have been re-classified in the profit and loss statement shown below, to include direct sales orders in net sales and cost of sales +

Profit and Loss Statement
(in millions of constant Nuevos Soles)

	2003		2002		Variation
	Amount	%	Amount	%	%
Net sales	694.5	100.0	667.1	100.0	4.1
Cost of sales	530.7	76.4	504.8	75.7	5.1
Profit from sales	163.8	23.6	162.3	24.3	0.9
Other operating income	3.2	0.5	3.2	0.5	
Gross profit	166.9	24.0	165.5	24.8	0.8
Selling and administration expenses	123.0	17.7	116.9	17.5	5.2
Operating profits	43.9	6.3	48.7	7.3	-9.7
Financial income	15.2	2.2	21.2	3.2	-28.1
Financial expenses	-31.5	-4.5	-43.5	-6.5	-27.6
Dividends	7.0	1.0	5.6	0.8	26.2
Other income (expenses), net	5.3	0.8	2.4	0.4	124.5
Profit (loss) before results	40.0	5.8	34.2	5.1	16.7
due to inflation exposure	10.6	1.5	-8.3	-1.2	
Result due to inflation exposure	50.2	7.3	26.0	3.9	94.6
Profit sharing	-4.2	-0.6	-1.8	-0.3	130.8
Profit (loss) before profit sharing and taxes	46.3	6.7	24.1	3.6	91.8
Income tax	-14.3	-2.1	-6.2	-0.9	130.9
Profit before non-recurring expenses	32.0	4.6	17.9	2.7	78.3
Non-recurring expenses	-11.7	-1.7	-7.1	-1.1	64.1
Profit (loss), net	20.3	2.9	10.8	1.61.6	87.6

Net Sales

Sales of existing stock and direct order sales made by the Company (all of them in the domestic market) during 2003 and 2002, are as follows:

Net sales in the year 2003 amounted to S/.694.5 million, compared to S/. 667.1 million

(in thousands of constant Nuevos Soles)

	2003	2002	Variation %
Caterpillar Division	119,448	131,021	-8.8
Equipment Division	29,329	29,388	-0.2
Automotive Division	10,338	3,820	170.6
Spare parts and services	32,385	37,753	-6.8
Rentals	26,188	23,443	11.7
	217,688	222,425	-2.1
Used vehicles	476,780	444,683	7.2
Total	694,468	667,108	4.1

in the previous year, a 4.1% growth + In 2003, the sales of its main products (Caterpillar, Equipment, Vehicles and Used Units) and the Rental of Equipment were slightly lower than the previous year (-2.1%), mainly due to the fact that in 2002 a US$ 18.8 million worth sale was made to a company in charge of the development works of the Camisea Project + Such a sale was not repeated in 2003 + Nevertheless, in 2003, the sales of spare parts and services were 7.2% higher than the previous year, on account of the demand generated by the Caterpillar machinery sold in the previous years, especially to the large-scale mining companies +

Profit from sales

Profit from sales in 2003 amounted to S/.163.8 million (23.6% of net sales) as compared to S/.162.3 million (24.3% of net sales) obtained the previous year, representing a 0.9% increase + In percentage terms, the figure for 2003 is slightly lower than that of 2002 on account of: i) greater sales to large-scale mining companies, which due to their large volume have smaller gross margins than sales to clients of other economic sectors; and ii) greater sales of recovered equipment which, on average, produce small losses +

Other Operating Income

Both in the year 2003 and 2002, this item includes revenues obtained from a partnership agreement entered into between the Company and a supplier abroad + The revenues received by this partnership are determined by the number of units shipped and invoiced by the foreign supplier to a client doing business in the country + Revenues from such partnership in 2004 are similar to those received in the previous year +

Selling and Administration Expenses

Selling and administration expenses for the year 2003 totaled S/.123 million, compared to S/.116.9 million in the previous year, a 5.2% increase, explained by: i) the rise in salaries to restore part of the purchasing power lost on account of the inflation of the last five years, during which salaries were frozen; ii) the increase of variable expenses as a result of the substantial growth in the sale of spare parts and services; iii) the augmentation of on-site expenses to support clients in the large-scale mining sector, in order to promote higher sales of spare parts and services; and iv) the upward trend reflected in expenses for the training of mechanics, to comply with the quality standards required mainly by the large-scale mining clients +

Financial Income

Financial income during 2003 amounted to S/15.2 million, compared with S/. 21.2 million during the previous year, a negative variation of 28.1%, as a result of the reduction in the sales of machinery and equipment financed by the Company + In this respect, it must be mentioned that as of 2003, the Company has established stricter requirements for granting loans to clients, in order to keep a low delinquency rate in its accounts receivable portfolio + The drop suffered by the financial income in 2003 will be compensated in the coming years with reduced expenses for the allowance for bad debts +

Financial Expenses

Financial expenses for 2003 amounted to S/31.5 million, compared to S/43.5 million in the previous year, a 27.6% drop, explained by: i) a reduction of the average liability of S/. 71.8 million (the average liabilities in the year 2003 amounted to S/.496.5 million as compared to S/.568.3 million in the year 2002); and ii) the lower local and international interest rates +

Subsidiaries Profit Sharing

Revenues for subsidiaries profit sharing in 2003 amounted to S/. 7 million, as compared to S/. 5.6 million in the previous year, an increase of 26.2%, owing mainly to the fact that a subsidiary that had suffered a loss in 2002, of S/. 3.1 million, obtained in 2003 a profit of S/.0.1 million +

Other Income (expenses), net

In 2003, this category represented a net expense of S/. 5.3 million, compared to the net income of S/. 2.4 million of the previous year + The difference is mainly due to the recovery of an income tax paid for the account of a non-domiciled supplier and to the recovery of allowances made in previous years for doubtful accounts +

Results Due to Inflation Exposure (REI)

According to the procedure established in Peru to adjust financial statements for inflation, when devaluation is greater than inflation, a loss due to inflation exposure is produced, since the exchange loss related to debts in US Dollars cannot be fully offset by the adjustment for inflation of the respective non-monetary assets + At the same time, when inflation exceeds devaluation, a profit due to inflation exposure is produced because the adjustment due to the adjustment of non-monetary assets is greater than that of the liabilities in US Dollars +

In 2003, the Result Due to Inflation Exposure (REI) rendered a profit of S/.10.6 million in comparison to S/.8.3 profit of the previous year + The 2003 profit is explained by: i) a 1.51% negative devaluation that in turn produced a profit in the conversion to Soles of the net liabilities in foreign currency; and ii) a 2% inflation that produced a profit in the adjustment of non-monetary assets + The loss incurred in 2002 is explained by a 2.06 % devaluation causing an exchange loss higher than the profit generated by the 1.67% inflation in the adjustment of non-monetary assets +

Profit Sharing and Income Tax

Profit sharing and Income Tax registered in December 31, 2003 and 2002 have been calculated according to the tax and accounting provisions in force +

Non-Recurring Expenses

The amount of S/.11.7 million recorded under this item in the year 2003 reflects a provision for the devaluation of machinery and equipment over one year old, as well as of units recovered for lack of payment + The amount recorded for this item in 2002 was of S/. 7.1 million +

Net Profit

The net profit for 2003 amounted to S/.20.3 million as compared to S/.10.8 million in the previous period + The lower financial expenses are mostly accountable for the greater net profit in 2003, added to the increase of the subsidiaries' profits and the profits produced by the readjustment due to inflation effects, which allowed the Company to compensate for the larger sales and overhead expenses and the non-recurring expenses incurred as well as the lower financial income, and permitted the increase of net profit by S/. 9.5 million (87.6%) +

Analysis of the Balance Sheet

Total liabilities as to December 31, 2003, amounted to S/496.6 million, similar to that recorded for total liabilities as to the previous year's closing, which totaled S/.496.4 million + Additionally, total assets as to December 31, 2003 was equivalent to S/7630.2 million in comparison to the S/746.4 million obtained at the end of the previous year, equivalent to a rise of S/16.8 million + The main variations between the assets accounts as at December 31, 2001 and 2002, are as follows:

+ An increase in Trade Accounts Receivable (with current and long-term expiration dates) of S/41.4 million, mainly due to the following transactions: i) rise of S/. 16.2 million for the recovery of the portfolio pledged as trust assets; ii) augmentation of S/. 32.4 million for sales made during the fiscal period; and iii) reduction of S/.7.2 million owing to the increase of the allowance for doubtful accounts and an upward trend evidenced by deferred interests +

+ Increase of Other Accounts Receivable for S/. 32.4 million, due to: i) rise of S/. 52.2 million for transfer of funds to trust assets for payment to the shareholders; ii) decrease of S/. 16.2 million for transfer to Trade Accounts Receivable from the portfolio pledged to trust assets; iii) drop of S/. 4.8 million due to the rise in allowance for doubtful accounts; and iv) other increases for S/. 1.2 million +

+ A decrease in Stock for S/. 34.9 million, attributable to the following operations: i) a reduction of S/.22.7 million in the inventory of used units on account of the application of a special sales program of machinery and equipment recovered, over one year old; and ii) a drop of S/. 18.1 million in the spare parts inventory, owing to the improvements introduced in the stock replacement systems and to the increase of the sales to the large-scale mining sector; and iii) augmentation of S/.5.9 million in the inventory of other lines +

+ A reduction in Investments in Securities for S/. 20.2 million, attributable to the following operations: A stock decrease for S/. 20.6 million for the sale of the Matreq Ferreyros S.A. stock, a Company incorporated in Bolivia, where Ferreyros had a 99% participation; ii) a reduction of S/. 10.1 million in the investment value in a subsidiary, due to a distribution of dividends made by the same subsidiary for the same amount; iii) a rise of S/. 7 million for subsidiaries' profit recognition through the application of the equity participation accounting system; and iii) other increases for S/. 3.7 million +

+ Net increase in Fixed Assets for S/.6.8 million, because of the following transactions: a) net increase of S/. 14.8 million for acquisition of new units to renew the old rental fleet (as foreseen in the equipment rental business, the fleet must be renewed every three years to avoid the higher maintenance and repair expenses and hence, the lower profitability); ii) a downward trend of S/. 14.4 million due to depreciation of fixed assets recorded during the year and iii) a drop of S/. 1.5 million for the sale of land property; and iv) other increases for S/. 2.3 million +

+ Decrease of Other Assets for S/.17.7 million because of the removal of the commercial capital gain related to the investment in Matreq Ferreyros, due to the sale of the shares of such Company +

Liquidity of the Company

Current ratio as at December 31, 2003 is of 1.43, higher than the current ratio of 1.28 as at December 31, 2002 +

The financial leverage ratio as at December 31, 2003 is of 1.75, as compared to the ratio of 1.92 as at December 31, 2002 and 2.62 as at December 31, 2001 +

The substantial improvement in the financial ratios has been possible due to the considerable decrease of assets and liabilities in the last few years, as well as to the net profit produced during the fiscal period +

Changes in the Persons Responsible for the Preparation and Revision of the Financial Information

No changes have occurred during the years 2003 and 2002 in the persons responsible for the preparation and revision of the financial information of the Company +

Upon concluding this Annual Report, the Board of Directors wishes to express its gratitude to all the Company's clients, whose preference has made it possible to achieve significant sales levels in 2003, which obliges our organization to continue providing the best service + We furthermore thank the banking institutions in Peru and abroad for the financial support received + And last but not least, we wish to thank the shareholders for the trust vested in the Board of Directors and Management and the personnel, whose effort and dedication have been essential in the Company's important achievements in 2003 +

Carlos Ferreyros Aspíllaga
Chairman

Exhibit 1

Quotation of common shares of Ferreyros S.A.A. in the year 2003

CODE						Quotations 2003	Average
ISIC	NEMONIC	Month	Opening	Closing	Maximum	Minimum	Price
PEP73600104	FERREYC1	200301	0.46	0.57	0.73	0.46	0.62
PEP73600104	FERREYC1	200302	0.57	0.72	0.72	0.57	0.66
PEP73600104	FERREYC1	200303	0.70	0.86	0.86	0.70	0.81
PEP73600104	FERREYC1	200304	0.87	1.08	1.09	0.87	0.99
PEP73600104	FERREYC1	200305	1.12	1.00	1.20	1.00	1.09
PEP73600104	FERREYC1	200306	1.00	0.73	1.01	0.73	0.99
PEP73600104	FERREYC1	200307	0.73	0.62	0.73	0.62	0.65
PEP73600104	FERREYC1	200308	0.64	0.65	0.66	0.63	0.65
PEP73600104	FERREYC1	200309	0.64	0.68	0.70	0.62	0.63
PEP73600104	FERREYC1	200310	0.68	0.65	0.73	0.64	0.66
PEP73600104	FERREYC1	200311	0.65	0.72	0.72	0.63	0.65
PEP73600104	FERREYC1	200312	0.70	0.75	0.77	0.67	0.73

Exhibit 2

Quotation of bonds issued by Ferreyros S.A.A. in the year 2003

ISIC	NEMONIC					Quotations 2003	Average
CODE	(NAME)	Month	Opening	Closing	Maximum	Minimum	Price
PEP73600V109	FERR1CP3B	200304	0.0000	0.0000	0.0000	0.0000	96.7920
PEP73600A012	FERREOBC4A	200301	101.3799	101.3607	103.7448	101.3607	101.4227
PEP73600A012	FERREOBC4A	200302	0.0000	0.0000	0.0000	0.0000	102.8494
PEP73600A012	FERREOBC4A	200303	101.8378	100.7259	101.8378	100.7259	101.6055
PEP73600A012	FERREOBC4A	200304	103.4078	103.3134	103.4078	101.2122	103.3299
PEP73600A012	FERREOBC4A	200305	104.3394	103.2092	104.3394	101.1920	103.2510
PEP73600A012	FERREOBC4A	200306	102.1684	105.1491	105.1491	102.1339	103.0448
PEP73600A012	FERREOBC4A	200307	107.1890	103.9308	107.1890	104.4344	104.9630
PEP73600A012	FERREOBC4A	200308	106.8364	104.7411	106.8364	104.3331	105.5783
PEP73600A012	FERREOBC4A	200309	107.1352	106.6838	107.1352	104.6118	106.0182
PEP73600A012	FERREOBC4A	200310	104.5444	104.3861	106.3241	104.3861	105.7055
PEP73600A012	FERREOBC4A	200311	104.6122	107.6500	107.6500	104.2592	105.2402
PEP73600A012	FERREOBC4A	203312	104.1803	103.9997	105.7227	102.1905	105.4479
PEP73600A020	FERREOBC4B	200304	99.4805	99.4805	99.4805	99.4805	99.4805
PEP73600A020	FERREOBC4B	200305	100.7738	100.7692	101.2944	100.7692	101.0379
PEP73600A020	FERREOBC4B	200306	100.7482.	100.4288	100.7482	98.8838	100.6810
PEP73600A020	FERREOBC4B	200307	105.1939	102.5402	105.8048	101.9567	103.8597
PEP73600A020	FERREOBC4B	200308	105.6311	102.4753	105.6311	102.4753	103.9286
PEP73600A020	FERREOBC4B	200309	105.5070	103.0174	105.5070	102.4479	104.7880
PEP73600A020	FERREOBC4B	200310	104.1588	102.3537	104.1588	102.3537	102.8460
PEP73600A020	FERREOBC4B	200311	102.2872	102.2802	102.2872	102.2802	102.2813
PEP73600A020	FERREOBC4B	200312	102.2500	104.3654	104.9694	102.2179	104.4332
PEP73600A038	FERREOBC4C	200308	100.0000	100.0000	100.0000	100.0000	100.0000
PEP73600A038	FERREOBC4C	200309	100.1278	100.1278	100.1278	100.1278	100.1278
PEP73600A038	FERREOBC4C	200311	100.0280	100.0280	100.0280	100.0280	100.0280

financial statements

PRICEWATERHOUSECOOPERS

Dongo-Soria Gaveglio y Asociados,
Sociedad Civil
Members of PricewaterhouseCoopers
Av. Canaval y Moreyra 380,
Lima 27, Peru
Telephones: (51 1) 211-6500 411-5800
Faxes: (51 1) 442-6522 211-6565

REPORT OF THE INDEPENDENT AUDITORS

February 19, 2004

To the Shareholders and the Directors of
Ferreyros S.A.A.

We have audited the attached balance sheet of **Ferreyros S.A.A.** as to December 31, 2003 and December 31, 2002 and the respective profit and loss statements, statements of changes in stockholders' equity and cash flow statements for the years ended on those dates. The preparation of the financial statements is the responsibility of the Management of the Company. Our responsibility is to issue an opinion on the financial statements, based on the audit we performed.

Our audits were carried out in accordance with the generally accepted auditing standards in Peru, that require us to plan and execute our work in order to obtain a reasonable assurance that the financial statements do not contain material errors. An audit comprises the analysis of the evidence supporting the amounts and the disclosures exposed in the financial statements, all based on selective verification. An audit also includes the assessment of the accounting principles applied and of the most important estimates considered by the Management of the Company and an evaluation of the overall presentation of the financial statements. We consider that the audits performed constitute a reasonable basis to substantiate our report.

In our opinion, the abovementioned financial statements, prepared for the purposes outlined below, reasonably show the financial standing of **Ferreyros S.A.A.**, in all material aspects, as to December 31, 2003 and December 31, 2002, their operating results and their cash flows for the years then ended, in accordance with the generally accepted accounting principles in Peru.

The financial statements of **Ferreyros S.A.A.** have been prepared in compliance with the legal provisions in force in Peru for the presentation of financial information and not on a consolidated basis. These financial statements must be considered together with the consolidated financial statements of **Ferreyros S.A.A.** and its subsidiaries, submitted separately and on which we already stated our opinion, without exceptions.

Dongo-Soria Gaveglio y Asociados

Approved by:

Félix U. Horna (associate)
Certified Public Accountant
Registration Number 13774

BALANCE SHEET (Notes 1, 2, 3 and 27)
At constant values

ASSETS	As at December 31,	
	2003	2002
	S/.000	S/.000
Current assets		
Cash and deposits (Note 4)	35,337	27,386
Trade accounts receivable (Notes 5 and 25)	69,703	46,455
Other accounts receivable (Note 6)	83,598	51,206
Stocks (Note 8)	200,165	235,024
Prepaid expenses	2,258	3,271
Total current assets	391,061	363,342
Long- term trade accounts receivable (Notes 5 and 25)	36,406	18,224
Deferred income tax and profit sharing (Note 14)	5,921	3,943
Investment in securuties (Note 9)	101,605	121,766
Property, plant and equipment (Note 10)	227,692	220,901
Other assets	536	18,232
	763,221	**746,408**

LIABILITIES AND NET STOCKHOLDERS' EQUITY	As at December 31,	
	2003	2002
	S/.000	S/.000
Current Liabilities		
Overdrafts and bank loans (Note 11)	26,243	19,354
Current maturities of long-term debts (Note 12)	19,653	38,316
Trade accounts payable (Note 13)	194,362	199,572
Other accounts payable	33,180	27,249
Total current liabilities	273,438	284,491
Long- term debts (Note 12)	223,132	211,923
Deferred income	4,564	5,692
Net stockholders' equity (Note 15)		
Capital stock	230,010	184,683
Additional capital stock	0	41,434
Revaluation surplus	10,416	11,766
Legal reserve	1,335	253
Accumulated results	20,326	6,166
	262,087	244,302
Tax situation (Note 16)		
Contingencies and commitments (Note 17)		
Subsequent event (Note 28)		
	763,221	**746,408**

The accompanying notes form part of the financial statements

PROFIT AND LOSS STATEMENT (Notes 1, 2 and 7)
At constant values

	For the year ended on December 31,	
	2003	2002
	S/.000	S/.000
Net sales:		
Third parties	679,230	585,144
Affiliate companies	10,130	8,440
	689,360	593,584
Other operating income	5,091	12,080
	694,451	605,664
Cost of sales (Note 18):		
Third parties	-517,445	-432,323
Affiliate companies	-10,082	-7,797
	-527,527	-440,120
Administration overheads (Note 19)	-54,096	-54,160
Selling expenses (Note 20)	-68,880	-62,693
	-650,503	-556,973
Operating profits	43,948	48,691
Other income (expenses):		
Financial income (Note 21)	15,212	21,166
Financial expenses (Note 22)	-31,546	-43,548
Result due to exposure to inflation	10,580	-8,269
Miscellaneous, net (Note 23)	-4,898	-2,573
	-10,652	-33,224
Profit prior to profit sharing and income tax:	33,296	15,467
Profit sharing:		
Current (Note 16)	-3,471	-2,878
Deferred (Note 14)	501	1,815
Income tax:		
Current (Note 16)	-11,716	-9,710
Deferred (Note 14)	**1,689**	**6,124**
Net profit	**20,299**	**10,818**
Basic profit per share (Note 24)S/.	**0.099**	**0.053**

The accompanying notes form part of the financial statements

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (Note 15)
At constant values

	For the years ended on december 31, 2003 and december 31, 2002					
	Capital Stock	Additional Capital Stock	Revaluation Surplus	Legal Reserve	Accumulated Results	Total
	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000
Balance as at January 1, 2002	179,814	46,303	11,766	253	-4,652	233,484
Capitalization of stockholders' equity accounts	4,869	-4,869	0	0	0	0
Net profit	0	0	0	0	10,818	10,818
Balance as at December 31, 2002	184,683	41,434	11,766	253	6,166	244,302
Profits distribution	0	0	0	0	-2,514	-2,514
Capitalization of equity accounts	45,327	-41,434	-1,350	0	-2,543	0
Transfer to legal reserve	0	0	0	1,082	-1,082	0
Net profits	0	0	0	0	20,299	20,299
Balance as at December 31, 2003	230,010	0	10,416	1,335	20,326	262,087

The accompanying notes form part of the financial statements.

CASH FLOW STATEMENT (Notes 2 and 26)

At constant values

		For the year ended on December 31,	
		2003	2002
		S/.000	S/.000
Operating activities			
Collection from customers		645,762	624,436
Other business-related collections		16,523	18,417
Payment to suppliers		-537,569	-295,653
Payment of salaries and fringe benefits		-80,122	-69,922
Tax payments		-7,826	-4,810
Other business - related payments		-9,380	-17,215
Net cash from operating activities		27,388	255,253
Investing activities			
Sale of investments in securities		34,584	0
Sale of property, plant and equipment		2,188	6,527
Purchase of machinery and equipment		-5,203	-5,977
Purchase of investments in securities		-1,117	-23
Collection from other investments in securities		1,619	1,066
Dividends received		9,586	3,424
Net cash from investing activities		41,657	5,017
Financing activities			
Securitization of accounts receivable, net		-35,534	14,027
Overdrafts and bank loans, net		6,889	-133,002
Long-term debts, net		-7,454	-86,045
Interest on overdrafts and bank loans and long-term debts		-33,083	-40,303
Dividends paid		-2,492	0
Net cash applied to financing activities		-71,674	-245,323
Net cash increase (decrease)		-2,629	14,947
Result due to exposure to inflation	10,580	-8,269	
Opening cash balance		27,386	20,708
Closing cash balance		35,337	27,386

CASH FLOW STATEMENT (Continuation)
At constant values

	For the year ended on December 31,	
	2003	2002
	S/.000	S/.000
Reconciliation of the net results with cash flow from operating activities		
Net profit	20,299	10,818
Adjustments to reconcile net profit with cash flow from operating activities		
Allowance for bad debts	12,256	14,021
Recovery of allowance for bad debts	-1,814	0
Provision for devaluation of stocks	16,888	9,381
Recovery of provision for devaluation of stocks	-13,828	-1,405
Equity share value of investments in securities	-7,006	-5,551
Equity holding in trust equity	-2,763	-5,762
Loss in the sale of investments in securities	2,357	0
Provision (recovery) for fluctuation in investments in securities	-168	144
Dividends earned, not collected	547	0
Loss (profit) from the sale of property, plant and equipment	158	-1,024
Depreciation and amortization	30,774	33,645
Financial expenses	31,546	43,548
Remuneration to Board of Directors	1,698	800
Profit sharing	3,471	2,878
Deferred income tax and profit sharing	-2,190	-9,171
Result due to exposure to inflation	-10,580	8,269
Miscellaneous	-8,681	-3,310
Net changes in assets and liabilities:		
Trade accounts receivable	-47,105	26,884
Other accounts receivable	-1,625	8,019
Stocks	31,799	64,148
Prepaid expenses	763	1,054
Trade accounts payable	-5,210	75,694
Other accounts payable	-24,198	-17,827
Net cash from operating activities	27,388	255,253

The accompanying notes form part of the financial statements

MAIN OFFICE

Lima
Av. Industrial 675, Lima
Apartado 150
T 336 7070 F 336 8331 336 8371
www.ferreyros.com.pe

BRANCH OFFICES

Piura
Prolongación Av. Sánchez Cerro Km. 1
Zona Industrial, Piura
T 073 303049 F 073 334593

Chiclayo
Av. Balta 155, Chiclayo
Apartado 137
T 074 234590 074 235741 F 074 238651

Cajamarca
Km. 5.2 Carretera Cajamarca Baños del Inca,
Cajamarca
T 076 838381 076 838427 F 076 838370

Trujillo
Av. Teodoro Valcárcel 925 Urb. Santa Leonor,
Trujillo
T 044 223338 044 223345 F 044 246199

Chimbote
Av. La Marina 161 Urb. Buenos Aires,
Chimbote
Apartado 169
T 043 311411 F 043 312026

Huaraz
Carretera Huaraz-Caraz Km.5.500
Monterrey, Huaraz
T 043 727575 043 721585 F 043 727573

Ica
Calle Fermín Tangüis 159 167
Urb. San Miguel, Ica
T 056 233952 F 056 235041

Arequipa
Av. Alfonso Ugarte 207, Arequipa
T 054 287578 054 285503
F 054 282576 054 211030

Cusco
Av. Mariscal Sucre Lote J 8-9
Urb. Huancaro, Cusco
Apartado 139
T 084 223321 084 225951 F 084 223319

Huaypetuhe
Esquina Jr. Progreso 801
con Jr. Ayacucho s/n Huaypetuhe
Manu, Madre de Dios
T 084 223321 084 225951 F 084 223319

Huancayo
Av. Mariscal Castilla 2936
El Tambo, Huancayo
T 064 244845 F 064 249632

ORVISA SOCIEDAD ANÓNIMA

Iquitos (Main Office)
Av. Abelardo Quiñones Km. 2, Iquitos
Apartado 439
T 065 263710 065 263976 065 264142
F 065 265517

Pucallpa
Av. Centenario 3900,
Pucallpa
T 061 571694 061 571703 F 061 577480

Tarapoto
Jr. Jiménez Pimentel 1351,
Tarapoto
T 042 522344 042 522378 F 042 523205

design and conceptualization studioa consultores en marketing y diseño
translation maría del carmen pizarro - lexitrans
printing stampa gráfica

Ferreyros

2003

memoria anual

nuestros clientes nos motivan a ser cada vez más eficientes y competitivos



Ferreyros adopta el color del sol

En esta nueva etapa pasamos del color verde, que nos identificó durante tantos años, al color del sol, un color vital, energético y propio del Perú. Esta evolución es un nuevo reto para el servicio que engrandece nuestro espíritu y es orientado hacia la total satisfacción de nuestros clientes.

2003

Ferreyros

del servicio a la satisfacción

introducción

desempeño y logros de la gestión


continuamos
mejorando nuestros servicios

eficiencia

Un conjunto de acciones, diseñadas y ejecutadas en los últimos años, ha permitido que la empresa muestre, al concluir el año 2003, una sólida situación financiera, una presencia líder en los mercados en que actúa y niveles de rentabilidad para los accionistas sensiblemente superiores a los de años anteriores +

INTRODUCCION

Después de la recuperación financiera alcanzada por la empresa en el 2002, el ejercicio del 2003 ha representado una firme consolidación de ese proceso, permitiendo mostrar cifras muy positivas en la mayoría de sus indicadores + Si bien las ventas crecieron solamente 4% respecto al año anterior, el conjunto de medidas y acciones tomadas tanto en los años previos como durante el ejercicio, permitieron duplicar el nivel de utilidades alcanzadas en el 2002 +

Este resultado es consecuencia de diversos factores + Por un lado, la lealtad de nuestros principales clientes ha permitido mantener y acrecentar ventas de repuestos y servicios que al generar ingresos estables han reducido sensiblemente las variaciones propias del comportamiento de mercados aleatorios como construcción y pesca +

Por otro lado, se ha empezado a percibir los beneficios del esfuerzo desarrollado durante los últimos años por la empresa en los cuales se ha ejecutado diversos programas de mejoramiento dentro de lo que puede definirse como un permanente proceso de cambio +

Por más de cuatro años, la principal preocupación estuvo concentrada en mejorar las finanzas de la empresa seriamente afectadas por la larga crisis económica que surgió a fines de 1998 + Diversas medidas alternativas y complementarias fueron aplicándose en forma tal que hoy día se aprecia los resultados: se ha reducido activos, pasivos, gastos financieros y se ha mejorado todos los indicadores financieros +

Por otra parte, se llevó a cabo un proceso de reestructuración administrativa para mejorar el control de la eficiencia y rentabilidad de la empresa, para llegar mejor al cliente con una organización matricial en ventas y para reducir gastos operativos en vista de los cambios en el mercado +

Paralelamente se fue atacando un área que había alcanzado alta prioridad por su impacto en los niveles de rentabilidad y de satisfacción del cliente: los servicios de taller + Con la expansión que la gran minería generó en nuestros servicios de mantenimiento y reparación de máquinas y que en alguna forma ha ido cambiando gradualmente la naturaleza de nuestro negocio, hubo que concentrarse en mejorar la calidad y eficiencia de los procesos + Proyectos como el Domino Work Flow y posteriormente algunos de Six Sigma apuntan en esa dirección +

La adopción de la metodología Six Sigma para mejorar de manera integral la conducción de nuestros negocios ha empezado a marcar un cambio radical en la empresa + Durante el ejercicio 2003 se ha podido apreciar una tendencia que debe incrementarse en los próximos años para generar importantes beneficios y mejores niveles de satisfacción de los clientes +

Finalmente, dentro de este proceso, se ha tomado importantes iniciativas en el área de Recursos Humanos, no sólo en temas de capacitación y entrenamiento, sino de mejoramiento del clima laboral +

Han sido pues, este conjunto de acciones diseñadas y ejecutadas en los últimos años, lo que ha permitido que la empresa muestre, al concluir el 2003, una sólida situación financiera, una presencia líder en los mercados en que actúa y niveles de rentabilidad para los accionistas sensiblemente superiores a los de años anteriores +

Esta recuperación se produjo en un entorno en el que, en contraste con el buen desempeño de las cifras macro económicas del país, la actividad económica, con algunas excepciones, siguió caracterizada por un lento movimiento, consecuencia de los bajos niveles de inversión privada +

La inercia producida por la larga recesión por la que el país estuvo atravesando en los últimos años así como un clima político poco propicio a la inversión privada ha continuado afectando considerablemente el negocio en diversas actividades + Como resultado de ello, la situación de muchas empresas en sectores claves de la economía, continuó mostrando dificultades y consecuentemente se redujo su demanda de máquinas, motores y equipos +


orientan
a supe
temente

Pese a esta menor venta en sectores tradicionalmente importantes para la empresa como el de construcción de obras civiles, agricultura y pesca, la demanda de la gran minería en máquinas, repuestos y servicio así como las oportunidades que presentó el proyecto Camisea permitieron alcanzar nuestras metas comerciales del año +

Las ventas totales alcanzaron la cifra de S/. 694.5 millones, equivalente a US$ 198 millones, incluyendo las ventas de pedido directo, lo que representa un 4.1% de incremento respecto a las ventas del año anterior +

Por su parte, las ventas de las compañías subsidiarias totalizaron la suma de S/ .110 .2 millones o su equivalente en US$ 31 .7 millones con lo cual la venta total consolidada de la organización, después de deducir ventas entre compañías fue de S/. 776 .7 millones, equivalente a US$ 223.2 millones, cifra superior a la del año 2002 que fue de US$ 212 millones +

Como se señala líneas arriba, de los sectores tradicionales en los que opera la compañía, la gran minería ha sido el sector clave desde el punto de vista de las ventas de la empresa, representando aproximadamente 60% de las ventas que incluyen máquinas, equipos, repuestos y servicios +

Se ha podido apreciar una vez más la importancia de contar con un gran parque de máquinas y camiones Caterpillar en el mercado, lo que ha permitido el incremento de la demanda de repuestos y servicios, destinados a sostener la operatividad de ese parque + En términos empresariales, haber alcanzado un ratio de absorción superior a 120 significa haber generado una cobertura estable de los gastos fijos y por tanto la reducción de las incertidumbres generadas tradicionalmente por los altibajos en las ventas mensuales de equipos + El ratio de absorción muestra la forma como las utilidades brutas provenientes de repuestos y servicios cubren los gastos fijos de la empresa + Esta evidente ventaja derivada de nuestro negocio de post venta genera como contraparte un serio desafío a la empresa pues cada vez debe ser más eficiente y competitiva en la prestación de esos servicios +

A pesar de que en el 2003 se inició la recuperación de los precios internacionales de los minerales, las compañías mineras continuaron presionando para obtener reducción en sus costos e incremento de la eficiencia de sus operaciones, lo que ha generado el traslado de tales presiones sobre los proveedores de bienes y servicios que intervienen en las actividades productivas de estas empresas +

Para hacer frente a ese desafío, la empresa ha continuado mejorando sus niveles de eficiencia para proporcionar a sus clientes de la minería el nivel de servicio mecánico de clase internacional que exige + Este aspecto del negocio, relativamente nuevo para la empresa y por tanto sujeto a permanente superación, ha dado lugar a continuas mejoras, tanto en la infraestructura de talleres e instalaciones industriales, como en el entrenamiento de mecánicos para atender a estos clientes con contratos de mantenimiento y con las reparaciones mayores en su Centro de Reparación de Componentes (CRC) + La empresa es consciente de la importancia de alcanzar la satisfacción plena del cliente y por tanto viene desarrollando acciones para mejorar sus procesos y reducir sus costos y sus tiempos de atención + Seis proyectos Six Sigma han estado orientados al mejoramiento de la calidad y eficiencia de sus procesos + Paralelamente la empresa ha debido contratar un número importante de profesionales extranjeros con amplia experiencia técnica para colaborar y entrenar a los profesionales peruanos en este campo +

En el sector construcción, la empresa dedicó grandes esfuerzos para atender los requerimientos de sus clientes en la construcción de los ductos transandinos del proyecto Camisea + A través de diferentes fórmulas comerciales, la empresa recibió la confianza tanto de la compañía responsable del gasoducto como de sus principales clientes, quienes recurrieron a Ferreyros para resolver sus necesidades de maquinaria, equipos y repuestos +

Más allá de este gran proyecto y de las obras directamente vinculadas a la gran minería, la ausencia de nuevas inversiones significativas en obras de movimiento de tierra, mantuvo en preocupante situación a muchas de las tradicionales compañías constructoras +

En el campo de la actividad pesquera, se acentuó la reestructuración financiera del sector, con el fortalecimiento de algunas empresas que pudieron manejar bien su endeudamiento en años anteriores y con la presencia de nuevos empresarios que permiten vislumbrar una recuperación de este sector + A pesar de ello, el repotenciamiento

El año 2003 se caracterizó por una sustantiva mejora en la rentabilidad de la empresa + La utilidad neta fue de S/. 20.3 millones, con un incremento de 87.6% sobre los resultados alcanzados el año 2002 +


CAT

de motores de embarcaciones pesqueras no fue significativo, lo que no impidió a la empresa mantener la alta participación de mercado que poseen los motores Caterpillar + Cabe resaltar asimismo el resurgimiento de la pesca artesanal como segmento de mercado que puede generar una demanda importante de motores +

En el sector agrícola no se ha notado cambios sustanciales respecto de la tendencia de los últimos años, en los que un moderno sector exportador y con capacidad financiera es el que ha venido creciendo sostenidamente, *frente a la grave postración en que se sigue* debatiendo la agricultura tradicional + Esto ha significado para la empresa una demanda moderada de tractores y de otros equipos en los que, sin embargo, mantiene su alta participación de mercado +

Como resultado de todo lo señalado, se puede apreciar que la compañía ha alcanzado un nivel de ventas ligeramente superior al *del ejercicio anterior y una utilidad neta que* ha duplicado la del 2002 +

Resumiendo y reiterando algunos de los conceptos señalados líneas arriba, este resultado ha sido posible por una conjunción de factores importantes + En primer lugar, se ha mantenido niveles de ventas, muy cercanos a los presupuestados, en las que han sobresalido las de repuestos y servicios + En segundo lugar, se ha podido alcanzar *márgenes brutos compatibles con el negocio;* y en tercer lugar, se ha mantenido las tendencias de reducción de gastos de operación, sobre todo en los gastos fijos + En los gastos variables se ha continuado un proceso para mejorar los servicios de taller, reduciendo los tiempos no recuperables con respecto a trabajos de clientes, así como los gastos de recepción y entrega +

Finalmente, debe señalarse la positiva evolución de la cuenta de gastos financieros que mostró una reducción de S/. 12 millones + Por un lado, se continuó la acción de reducir activos no productivos, representados en su mayoría por máquinas y equipos excedentes de la flota de alquiler y recuperados de clientes que no pudieron cumplir con sus compromisos de pago, así como por la racionalización del inventario *de repuestos a nivel nacional + Con ello* disminuyeron los pasivos que presionaban nuestros gastos financieros + Por otra parte, se buscó la mejor utilización de las diferentes ofertas de financiamiento, incluyendo el mercado de capitales para disminuir el costo del dinero + Dada la existencia de un gran parque de maquinaria usada en el país, generado por la inactividad del sector construcción, los precios a los que se ha vendido algunas de esas máquinas han sido menores a los registrados en libros por lo que tuvo que asumirse provisiones que han abultado los gastos de la compañía +

En resumen, el directorio considera que la compañía ha concluido muy satisfactoriamente un ejercicio lleno de desafíos, superando *muchos de los problemas que afectaron los* ejercicios anteriores y manteniendo su posición de liderazgo en casi todos los mercados en que actúa + Ha logrado importantes avances en la reducción de gastos, en el incremento de productividad y en la consolidación de sus finanzas, y puede mostrar un balance que registra resultados más positivos que en años anteriores +

introducción

gestión comercial y financiera



Buscamos la eficiencia en el servicio para la satisfacción de nuestros clientes
KENWORTH
Ferreyros

GESTIÓN COMERCIAL

En el ejercicio 2003, la línea Caterpillar representó el 89% del total de las ventas, incluyendo los ingresos generados por la venta de repuestos y de servicios + Gracias al permanente esfuerzo destinado a mantener en posición de liderazgo a los productos de la línea CAT, éstos han continuado mostrando altos porcentajes de participación de mercado +

En el sector de la gran minería en particular, se ha consolidado la presencia de la marca Caterpillar en maquinaria y vehículos para movimiento de tierra + El número de grandes camiones mineros Caterpillar operando hoy en todas las minas de tajo abierto en el país, sigue constituyendo la población más grande de este tipo de unidades +

En general en el rubro de maquinaria de movimiento de tierras la empresa alcanzó una participación de mercado del 64% en unidades, habiendo obtenido una participación aún mayor en valores (US$) por haber vendido unidades de alto valor durante el año 2003, de acuerdo a estadísticas de aduanas + En el mercado de construcción, se notó una demanda importante de máquinas usadas para clientes vinculados principalmente a la gran minería +

En el sector de la gran minería se ha consolidado la presencia de la marca Caterpillar tanto en camiones y maquinarias para movimiento de tierras como en el mercado de minería subterránea + Se alcanzó un volumen record de ventas de repuestos, como consecuencia del aumento de las operaciones del Centro de Reparación de Componentes +

La empresa puso en marcha un programa de reparación de 120 unidades bajo el auspicio de Caterpillar que suministró precios especiales para los repuestos utilizados y que nos ha permitido captar nuevos clientes de máquinas usadas y reparadas, sobre todo en el interior del pais +

En relación a otros equipos, la comercialización de perforadoras marca Ingersoll Rand alcanzó niveles de participación cercanos al 100% en el año 2003 +

Por otro lado, se realizó con gran éxito el lanzamiento de la línea de maquinaria Caterpillar para el mercado de minería subterránea que anteriormente llevaba la marca Elphinstone +

En el área de motores se alcanzó una participación de mercado de 60% tanto en el rubro de uso marino como el de grupos electrógenos + El resurgimiento de la pesca artesanal, la demanda de embarcaciones de transporte fluvial en Iquitos y Pucallpa así como la venta de un grupo importante de motores marinos para el Estado fueron factores que contribuyeron a la demanda + La otra línea de acción estuvo constituída por el repotenciamiento de embarcaciones industriales en donde se captó una importante parte del mercado +

Tal como se indica líneas arriba, la necesidad de servir y mantener estas unidades sobre todo en la gran minería ha dado lugar a un importante incremento de nuestras ventas en repuestos y servicios bajo diferentes modalidades que incluyen contratos integrales + Por otra parte, consecuencia de una agresiva campaña de promoción para determinados repuestos en la que se ofreció importantes descuentos, se incrementó el volumen de ventas +

Así, se alcanzó por quinto año consecutivo, un volumen récord de ventas de repuestos, explicado en gran parte por el crecimiento de reparaciones en el Centro de Reparación de Componentes (CRC) como parte de programas establecidos con las compañías mineras + En total, se reparó más de 1250 componentes mayores que incluyen motores, trasmisiones, mandos finales, etc +


CAT

Para poder cumplir con los compromisos presentes y futuros en la reparación de las unidades Caterpillar, la empresa mantuvo un programa de inversión en equipamiento de talleres y de entrenamiento de personal especializado + De ese modo el CRC logró por tercer año consecutivo la re-certificación que otorga Caterpillar luego de una auditoría a los procesos de reparación + Además obtuvo la certificación en control de la Contaminación alcanzando la máxima calificación + Esta última, aparte del CRC, incluyó el almacén de repuestos y el taller de hidráulica +

Por su parte, el área de repuestos ha sido reestructurada, formándose el Centro de Distribución de Repuestos con una red de terminales en todo el país + A estos efectos se ha mejorado la infraestructura del almacén de repuestos en Lima, construyéndose un área de carga y descarga y efectuando otras inversiones de mejoramiento para agilizar los procesos + Por otra parte se ha implementado el uso del sistema código de barras para la recepción (entradas) estando en proceso el referido a los despachos (salidas) + Finalmente, se ha establecido el sistema informático DATA MART mediante el cual se accede en forma muy rápida a la información tanto gerencial, para la toma de decisiones, como operativa +

En lo que respecta al negocio de la línea Agrícola, las ventas de tractores y cosechadoras Massey Ferguson mantuvieron el liderazgo en el mercado, concentrándose en los segmentos modernos de la agricultura y en las áreas de expansión de la selva alta + Paralelamente el Dpto. de Ventas Agrícola desarrolló una serie de actividades de promoción de las líneas que representamos con el fin de difundir su utilización y contribuir a la tecnificación del agro + Apoyados por técnicos y especialistas de las fábricas de Molinos Zaccaria, Implementos Tatu, Jacto y Nogueira, se realizó un activo programa en diversas regiones del país +

En lo concerniente al negocio automotriz de camiones, las ventas totales del mercado nacional del año 2003 se incrementaron en un 4% respecto del año anterior + Los camiones Kenworth de la categoría B5 (más de 18 Ton + de PBV) que representamos en el Perú, mostraron una venta superior en un 21% respecto del año 2002, obteniendo una alta participación en ventas de camiones utilitarios requeridos por las compañías que operan en áreas mineras +

Las ventas de repuestos automotrices se incrementaron por segundo año consecutivo, siendo 17% mayores que en el año anterior +

Los ingresos por servicio mecánico automotriz tuvieron también un crecimiento del 30% respecto del año 2002, habiéndose expandido la línea de reparaciones de camiones siniestrados de diferentes marcas y de origen tanto americano como europeo +

Para ampliar la atención a la clientela, se está instalando un pequeño taller de servicios ligeros de mantenimiento automotriz en el distrito de Ate +

Las sucursales de la empresa localizadas en 12 ciudades del país permitieron alcanzar una cobertura para apoyar las ventas de las diferentes líneas en casi todo el territorio nacional + Un volumen importante de las ventas de máquinas y equipos usados, de maquinaria agrícola y de repuestos de las diferentes marcas estuvieron a cargo de las sucursales + Por otra parte los talleres extendidos por todo el país constituyen un valioso soporte a las ventas de maquinaria +

Se dió prioridad a la utilización de fuentes de financiamiento de menores costos y se sustentó el endeudamiento en el financiamiento del inventario y en el mercado de capitales +


CAT

GESTIÓN FINANCIERA

Tal como se ha indicado líneas arriba, la sustantiva mejora en la rentabilidad de la empresa mostrada en el año 2003 se debió entre otros factores a la estabilidad en los gastos operativos de la compañía, a la reducción en los gastos financieros y al resultado positivo por exposición a la inflación +

Los gastos financieros lograron una disminución de S/. 12 millones gracias a una mejor composición de la deuda, en la cual se priorizó fuentes de financiamiento de menores costos + La reducción en el gasto financiero es una continuación de la tendencia iniciada el año 2000, en la que se bajó de US$ 19.6 millones, a US$ 16.5 millones en el 2001, US$ 12.1 millones en el 2002 y US$ 9.1 millones en el 2003 + Un elemento importante de la estrategia financiera fue la de sustentar el endeudamiento principalmente en nuestro proveedor Caterpillar bajo la modalidad de financiamiento del inventario a 12 meses y en su brazo financiero Caterpillar Financial Services, así como en el mercado de capitales, en el que la empresa se mantuvo muy activa +

Apoyada en la buena aceptación que el mercado brinda a los instrumentos financieros de Ferreyros, se efectuó la colocación de dos series de su emisión de bonos corporativos por US$ 10 y US$ 5 millones en los meses de abril y julio, lográndose tasas de 6.25% y 4.5% anual respectivamente + Este año la empresa no realizó emisiones de papeles comerciales pues sus necesidades de corto plazo fueron cubiertas principalmente con proveedores + Sin embargo terminó el año con la inscripción en el Registro Público del Mercado de Valores de un programa de papeles comerciales por US$ 30 millones, el cual será utilizado en el 2004 + Cabe señalar que una de las clasificadoras de riesgo mejoró la categoría de los papeles de CP2 a CP2+ denotando la mejora mostrada por las cifras de la compañía +

Si bien al hacer un análisis del total de pasivos que la compañía presenta en su balance, se ve que éstos no disminuyeron, cabe señalar que ello se debió al pago de un bono de titulización por US$ 15 millones en el mes de diciembre y a la amortización de otro bono de titulización por US$ 12 millones a lo largo del año + Al cierre del 2003 la empresa presentaba pasivos por US$ 143.4 millones y por otro lado se mantenía un saldo en bonos de titulización por US$ 9 millones, mientras que a fines del 2002 estas cifras se situaron en US$ 143.1 millones y US$ 36 millones respectivamente, lo que significa una reducción de US$ 27 millones en la suma de ambas, lograda por la venta de inventarios, cuentas por cobrar y otros activos, así como por la mejora en los resultados + El mayor pasivo producto de un cambio en la estrategia de emisión de valores, se encuentra sustentado en un mayor nivel de cuentas por cobrar financiadas ahora directamente por la compañía y ya no a través del mecanismo de titulización + Consecuentemente, el ratio de endeudamiento creció ligeramente a 1.89 al cierre de año, manteniéndose sin embargo debajo del objetivo propuesto de 2 +

Adicionalmente, la empresa siguió contando con el soporte del sistema financiero local que mantuvo las líneas de crédito otorgadas a la compañía en modalidades diversas como son el financiamiento de capital de trabajo a corto plazo, financiamiento de importaciones y fianzas y avales +

Por el lado de los activos, la empresa logró una vez más bajar el nivel de sus inventarios a lo largo del año, ya que tuvo gran éxito en colocar en el mercado unidades usadas que provenían tanto de su flota de alquiler como de recuperaciones de operaciones de crédito +


CAT
REPUEST
LOR VENTA
DE OBRA
ACION Y REPARAC
VENTA US


soluciones



Asimismo el inventario de repuestos mostró una mayor eficiencia mejorando la rotación de 3.1 a 4.1 + Gracias al éxito logrado en vender las unidades retiradas de la flota de alquiler, pudo adquirirse unidades nuevas hacia fines de año, dentro de la política de reposición de las unidades cada 3 años, tal como está diseñado el negocio de alquiler +

La empresa continuó ofreciendo financiamiento a sus clientes, sobretodo en el crédito comercial de corto plazo para las líneas de repuestos y servicios + A pesar de que la rotación del portafolio de estas líneas mostró una mejora, las dificultades operativas encontradas en la ejecución de estas cobranzas, sobretodo a grandes clientes, por los complejos trámites de validación de facturas que debe realizarse, ha dado lugar al desarrollo de un proyecto Six Sigma que ya ha identificado algunos procedimientos que serán aplicados a grandes clientes para reducir los tiempos de cobranza +

Para las ventas de maquinaria, la empresa mantuvo su política de promover y gestionar preferentemente el financiamiento por parte de terceros, en particular de Caterpillar Financial + En los casos de financiamiento directo, la empresa se ha propuesto como meta no financiar más del 25% de estas ventas +

En cuanto a la morosidad del portafolio en su conjunto (esto es los créditos comerciales de corto plazo para repuestos y servicios y la financiación a mediano plazo de maquinaria), ésta mostró un índice de 4 % para cuentas vencidas a más de 180 días, netas de provisión para cobranza dudosa + La empresa en los últimos años ha aumentado sus provisiones de cuentas por cobrar para hacer frente a las operaciones que entraron en el ámbito de Indecopi, estimándose que la provisión cubre las pérdidas esperadas considerando las garantías recibidas +

Cabe señalar que en el mes de abril la empresa informó sobre la venta de su inversión en la empresa Matreq Ferreyros, distribuidora de Caterpillar en Bolivia + La venta de dicha inversión permitió a la empresa concentrarse en sus operaciones en el mercado peruano, liberando recursos para dicho fin +

Las empresas filiales mantuvieron una posición de liderazgo en el mercado, incrementando sus ventas y sus utilidades + Se produjo un proceso de complementación e integración de sus operaciones +

EMPRESAS FILIALES

En el transcurso del ejercicio, la empresa continuó supervisando las actividades de sus filiales a fin de complementar e integrar sus operaciones, obteniendo ventajas de las sinergias generadas + A continuación desarrollamos un breve comentario sobre cada una de ellas:

Orvisa una de las principales filiales de la Organización cumplió 30 años de actividad, manteniendo su liderazgo como la primera empresa comercializadora de bienes de capital en la Amazonía Peruana, con sede en la ciudad de Iquitos + Cuenta con sucursales en Pucallpa y Tarapoto y oficinas de ventas en Nueva Cajamarca y Bagua, atendiendo a los mercados forestal, petróleo, agrícola, transporte fluvial y minero principalmente + Sus ventas fueron de S/. 43.2 millones y su utilidad de S/. 3.45 millones +

Durante el 2003, se ha mantenido una alta participación de mercado en la venta de motores marinos, habiéndose colocado 36 unidades + Por otra parte, en la zona de Tarapoto y Pucallpa se ha tenido una activa participación en la venta de maquinaria agrícola +

Las concesiones forestales otorgadas en el 2003, que aún se encuentran en proceso de desarrollo, deben constituir un mercado interesante para la maquinaria Caterpillar a partir del 2004 + Así mismo, los nuevos contratos de exploración petrolera generan expectativas y posibilidades de negocios para ORVISA +

Unimaq S.A. se dedica a la comercialización de equipos livianos para la minería, construcción, pesca e industria así como solventes químicos + Continuó expandiendo sus operaciones con un crecimiento en sus ventas en 18 % respecto al año 2002, resaltando en este crecimiento la línea de montacargas Caterpillar, la línea de solventes y la de soldadura Lincoln Electric que representaron el 14%, 11% y 10% respectivamente de las ventas totales + Estas alcanzaron la cifra de S/. 32.7 millones con una utilidad después de impuestos de S/. 1.1 millón +

Fiansa S.A. es una empresa que mantiene su sede central en Trujillo y que se ha convertido en una importante maestranza metal mecánica + En el 2003 continuó expandiendo sus operaciones, fortaleciendo su presencia comercial mediante trabajos en



el mercado agroindustrial azucarero y en la gran minería + Concluyó el año con un nivel de ventas de S/. 8.5 millones y unas utilidades después de impuestos de S/. 140 mil+

Motorindustria tiene como actividades principales la recuperación de piezas a través de procesos de metalizado y maquinado de las reparaciones de maquinaria que efectúa Ferreyros, la reparación de componentes hidráulicos y el servicio de recuperación de piezas en campo sobre todo para la gran minería + Alcanzó una facturación de cerca de S/. 22 millones + Las utilidades después de impuestos fueron de S/. 3.066 millones +

Depósitos Efe S.A. depósito autorizado de aduanas, continuó prestando servicios de depósito a las empresas de la organización y a terceros, superando los niveles de venta que se había propuesto y alcanzando la cifra de S/. 1.6 millones con unas utilidades de S/. 386 mil +

Domingo Rodas S.A. es una empresa con sede en Tumbes que se dedica a la producción y exportación de langostinos + Pertenece a Ferreyros desde la época en que se debió incursionar en el negocio exportador para agenciar las divisas requeridas para las importaciones de maquinaria + A pesar de las diferentes crisis originadas por la naturaleza que esta industria ha soportado, el esfuerzo de los técnicos ha permitido que se controle la situación y que la empresa retome sus niveles de producción y exportación + Ha cerrado el año con un nivel de ventas netas de S/. 4.9 millones y con utilidades de S/. 92 mil +

ASOCIACIÓN FERREYROS
PROYECTO DE RESPONSABILIDAD SOCIAL

Por quinto año consecutivo la empresa proporcionó su apoyo a esta obra de eminente carácter social y que constituye su principal esfuerzo en el campo de la responsabilidad social +

La Asociación Ferreyros, constituida legalmente en el año 2003, asumió las actividades de naturaleza educativa que, desde el año 1998, venía realizando la Fundación Ferreyros y que están orientadas a los jóvenes próximos a concluir sus estudios universitarios, entre quienes promueve una cultura de valores cívicos como complemento al ejercicio de sus profesiones +

Esta labor se ha ejecutado en dos campos + Uno, auspiciando la Conferencia Anual de Estudiantes, en una colaboración con IPAE que ha llegado en el 2003 a su novena versión, con una convocatoria promedio de 500 jóvenes, y otro, en forma directa, reuniendo a grupos de jóvenes en los llamados Talleres de Actitud Profesional, donde se reflexiona y, de manera interactiva, se analiza el rol del profesional en la sociedad +

La empresa incrementó sus programas de responsabilidad social, involucrándose en las áreas correspondientes a la formación de jóvenes y al impulso de la educación +


CAT

En el año 2003, 450 jóvenes de casi todas las universidades del país participaron en la Conferencia Anual de Estudiantes y se incrementó el número de Talleres a 32 con una asistencia de 1,088 jóvenes pertenecientes a 26 universidades de 14 ciudades +

Complementariamente, la Asociación publica FUTURO, revista dirigida al mismo público, y que contiene artículos referentes a la misma temática +

GOBIERNO CORPORATIVO

En el año 2002 la empresa participó a través de Procapitales junto con otras entidades y asociaciones públicas y privadas en la formulación de un pronunciamiento emitido por la Comisión Nacional de Valores (CONASEV), sobre la conveniencia de que las empresas adopten principios de gobierno corporativo + En el año 2003 se sumó a un reducido grupo de empresas que respondieron a una invitación de la Bolsa de Valores para remitir información sobre su nivel de adhesión a los mismos, la cual puede encontrarse en la página web de dicha entidad +

El directorio reconoce la importancia de adherirse a esta declaración y considera que la empresa, a lo largo de su vida corporativa, ha guiado su actuar a la luz de principios éticos hoy recogidos en el concepto de gobierno corporativo + El respeto a los derechos de los accionistas, el trato equitativo a los mismos, la clara estipulación de las funciones del directorio y la gerencia, así como la presentación transparente y oportuna de información relevante al mercado, son prácticas asumidas por la empresa desde mucho tiempo atrás +

La empresa ha tomado conocimiento de la recientemente publicada Resolución Conasev No. 096-2003 y se encuentra preparada para emitir los informes que desde el año 2005 serán requeridos a la luz de dicha norma +

PERSPECTIVAS

A pesar de no existir consenso entre los especialistas sobre los niveles de crecimiento del producto interno para el año 2004, es razonable pensar que la economía debiera crecer aunque en forma moderada + El problema parece radicar más que en la estabilidad de las cifras macroeconómicas, en la alta turbulencia política que está afectando las actitudes del inversionista + Sin embargo, la empresa ha demostrado que

La empresa ha logrado una privilegiada posición de liderazgo en casi todos los mercados en que actúa +



aún en épocas de verdaderas dificultades económicas ha podido mantener su operatividad, con niveles aceptables de ventas y sin perder el liderazgo que mantiene en casi todas sus líneas + En un entorno económico mucho más favorable, con el anuncio de proyectos mineros y de gas en proceso de desarrollo, con alentadores signos de que las privatizaciones y concesiones puedan ser retomadas, y con un alza en el precio de los minerales que podría estimular adquisiciones de equipos por parte de empresas mineras, es de esperar que el nivel de ventas de la empresa crezca ligeramente, y que las ventas logradas el año anterior para el proyecto Camisea puedan ser sustituidas por otras para los proyectos en proceso +

Al haber alcanzado la empresa mantener estable un volumen importante de ventas de repuestos y servicio (ratio de absorción) ha reducido en gran medida su vulnerabilidad frente a las variaciones en la demanda de máquinas y equipos, como tradicionalmente sucedía + Esto ha de permitir una mayor racionalidad en la programación de recursos y actividades, así como en el manejo de las variables financieras +

Por otra parte, la adopción de diversos programas para mejorar cada vez más la eficiencia de las operaciones y en particular acrecentar el retorno al accionista, permiten mirar con fundado optimismo el ejercicio 2004 +

La privilegiada posición de liderazgo que ha logrado la empresa en casi todos los mercados en que actúa, demandará de continuados esfuerzos para mantenerla + En particular, la confianza depositada en ella por sus principales clientes, genera una obligación y constituye un permanente desafío para seguir mejorando la productividad hasta alcanzar la satisfacción plena de esos clientes a los cuales se debe la empresa +

Al concluir esta introducción el Directorio desea renovar el compromiso con los accionistas, clientes, proveedores y personal, de realizar los mejores esfuerzos para cumplir con su misión +

A continuación, nos complace alcanzar en detalle a los señores accionistas la información general y de operaciones así como el análisis y discusión de los estados financieros, de acuerdo con la resolución No.141.98 EF/94.10 que al respecto ha emitido la Comisión Nacional Supervisora de Empresas y Valores (CONASEV) para la presentación de las memorias anuales de empresas + Se incluye la Declaración de Responsabilidad a que obliga dichas normas +

DECLARACIÓN DE RESPONSABILIDAD

El presente documento contiene información veraz y suficiente respecto al desarrollo del negocio de Ferreyros S. A. A. + durante el período terminado el 31 de diciembre del 2003 + Sin perjuicio de la responsabilidad que compete al emisor, los firmantes se hacen responsables por su contenido conforme a los dispositivos legales aplicables +

Oscar Espinosa Bedoya
Director Gerente General

Hugo Sommerkamp Molinari
Gerente Central de Administración
y Control de Gestión


CAT
Ferreyros
ferreyros
Motorindustria

informe general y de operaciones


Brindamos siempre una
solución efectiva e integral
a nuestros clientes

DENOMINACIÓN Y DOMICILIO

La compañía se denomina Ferreyros Sociedad Anónima Abierta o Ferreyros S.A.A + Tiene su domicilio legal en Avenida Industrial 675, provincia y departamento de Lima + Su central telefónica es 336 7070 y su número de fax es 336 8331 +

CONSTITUCIÓN E INSCRIPCIÓN

La empresa Ferreyros fue constituida por escritura pública del 14 de setiembre de 1922 ante Notario Público de Lima, Dr. Agustín Rivero y Hurtado, con el nombre de Enrique Ferreyros y Compañía Sociedad en Comandita + Fue inscrita en el asiento 1, fojas 299, tomo 15 de sociedades del Registro Mercantil de Lima + La sociedad Enrique Ferreyros y Compañía Sociedad en Comandita quedó disuelta según consta en el asiento 10 de fojas 296 del tomo 30 del Registro Mercantil de Lima +

La constitución de Enrique Ferreyros y Compañía S.A. que absorbió los activos y pasivos de Enrique Ferreyros Sociedad en Comandita se efectuó mediante escritura pública de fecha 21 de setiembre de 1931 ante Notario Público de Lima, Dr. Agustín Rivero y Hurtado, inscrita en el asiento 1 de fojas 457 del tomo 31 del Registro Mercantil de Lima + El cambio de denominación a Enrique Ferreyros S.A. se efectuó mediante escritura de fecha 23 de noviembre de 1981 ante Notario Público de Lima, doctor Jorge Eduardo Orihuela Iberico, inscrita en el asiento 213 fojas 599 del tomo 410 del Registro Mercantil de Lima +

El cambio de denominación a Ferreyros S.A. se efectuó por escritura pública de fecha 6 de mayo de 1996 ante notario de Lima, Dr. Jorge Eduardo Orihuela Iberico, inscrita en el asiento 2-B de la ficha N° 117502 del Libro de Sociedades de Registro de Personas Jurídicas + El cambio a su actual denominación, Ferreyros S.A.A., se efectuó por acuerdo de Junta General de Accionistas de fecha 24 de marzo de 1998, inscrito en la partida N° 11007355 del Registro de Personas Jurídicas +

OBJETO SOCIAL Y GIRO DEL NEGOCIO

De acuerdo con su estatuto, Ferreyros tiene por objeto la compraventa de mercaderías y productos nacionales y extranjeros, la importación y exportación de mercaderías y artículos en general, la provisión de servicios y realización de inversiones y comisiones +

La sociedad puede, asimismo, intervenir en todos los actos y celebrar todos los contratos que las leyes permitan y que conduzcan a la realización de los mismos o que convengan a los intereses sociales incluyendo la constitución de sociedades y la adquisición de acciones y/o participaciones de sociedades sea por compra u otro medio o participando en aumentos de capital +

La duración de Ferreyros es indefinida + Al giro de la empresa corresponde la agrupación 5150 división N° 51 de la clasificación CIIU de las Naciones Unidas +



El incremento en el valor de la acción en el transcurso del año evidencia la confianza de los inversionistas, tanto nacionales como extranjeros +

CAPITAL SOCIAL

Al 31 de diciembre del 2003, el capital social está representado por 205'000,000 acciones comunes de un valor nominal de S/. 1.10 cada una, íntegramente suscritas y pagadas, de las cuales 79.68% pertenece a inversionistas nacionales y 20.32% a inversionistas extranjeros + Los accionistas con participación del 5% o más en el capital social son los siguientes:

Accionista	Participación	Nacionalidad
La Positiva Seguros y Reaseguros S.A.	11.39%	Peruana
IN - CARTADM. (Integra)	10.44%	Peruana
Atlantic Security Bank	8.08%	Extranjera
NV – CARTADN (Nueva Vida)	7.00%	Peruana
Horseshoe Bay Limited	6.46%	Extranjera

GARANTÍAS, AVALES Y FIANZAS OTORGADOS

Al 31 de diciembre del 2003, la compañía ha otorgado en hipoteca inmuebles por valor total de US$ 25.4 millones, prendas sobre unidades de la flota de alquiler por un valor total de US$ 10.5 millones, prendas y warrants sobre inventarios por US$ 5.7 millones, prenda sobre cuentas por cobrar por US$ 0.9 millones y garantía sobre depósito en banco y fianza por US$1.4 millones + La compañía tiene como política otorgar garantías para operaciones de mediano plazo + Estas garantías han sido otorgadas por sólo operaciones de financiamiento a plazos de 3 hasta 7.5 años + Las prendas sobre inventario, activos de la flota de alquiler y cuentas por cobrar corresponden a operaciones de financiamiento de las mismas unidades + En el caso de las hipotecas, éstas han sido dadas por una operación de financiamiento a 7.5 años +

Por otra parte, la compañía ha otorgado avales a subsidiarias y terceros por US$ 1.2 millones y US$ 4.8 millones, respectivamente, y fianzas bancarias a favor de entidades financieras por US$ 3.9 millones + El monto total de avales y fianzas otorgados representa el 13.1% de su patrimonio +

RESEÑA HISTÓRICA

En 1922 nace la empresa Enrique Ferreyros y Cia. + por iniciativa de Enrique Ferreyros Ayulo y tres socios quienes, contando con un pequeño capital, se dedicaron a la comercialización en Lima de productos de consumo + En 1942 Ferreyros asume la representación de Caterpillar Tractor, lo cual significó un cambio total en la mentalidad de la empresa + A partir de 1965 se inicia la descentralización de la compañía, constituyendo oficinas en provincias así como diversas compañías filiales + En 1971 se decide inscribir a Ferreyros en la Bolsa de Valores de Lima +

A fines de la década de los ochenta, Ferreyros se desvincula del negocio de bienes de consumo para poder en los años noventa concentrar esfuerzos en el negocio de bienes de capital + Así, en los primeros años de esta década toma nuevas representaciones para completar la línea Caterpillar y atender mejor a los sectores de minería, agricultura y transporte + Hacia 1994 la compañía inicia el negocio de alquiler de equipo pesado y la venta de equipo usado que permitan satisfacer mayores necesidades de los clientes + Paralelamente, la empresa se prepara para asumir el reto que demandaría

compromiso

La vocación de la compañía es servir a los clientes de todos los segmentos, por lo cual en los últimos años ha creado unidades de negocios para atender al mercado de medianos y pequeños constructores y pescadores +

la gran minería, luego de iniciado el proceso de privatización e ingreso de nuevos agentes a la economía peruana + En esta dirección, a partir de 1995, la compañía viene realizando importantes inversiones para mejorar la infraestructura de oficinas y talleres y en preparar a su personal de servicio para atender los contratos de mantenimiento y reparaciones a grandes flotas de maquinaria +

La vocación de la compañía es servir a los clientes de todos los segmentos, por lo cual en los últimos años ha creado unidades de negocios para atender al mercado de medianos y pequeños constructores y pescadores +

Respondiendo al crecimiento experimentado y al que se produzca en el futuro, en 1997 la compañía realizó una exitosa emisión y colocación de acciones en el ámbito nacional e internacional, haciéndose posible un aumento de su patrimonio en US$ 22 millones +

En julio de 1998, Ferreyros realizó la primera emisión de bonos de titulización en el país por US$ 20 millones y en 1999 lanzó la tercera emisión de bonos corporativos por US$ 30 millones, luego que en 1994 y 1996 lanzara sus dos primeras emisiones + En 1999 realizó la primera emisión por US$ 15 millones de un programa de titulización registrado ante la CONASEV por US$ 45 millones + En los meses de marzo y setiembre del 2002 pagó su tercera emisión de bonos corporativos por un total de US$ 30 millones + En el mes de agosto del mismo año emitió la primera serie de su cuarta emisión por US$ 15 millones, y, en abril y julio de 2003, la segunda y tercera serie por US$ 10 millones y US$ 5 millones, respectivamente, con lo cual se completó la emisión de su cuarto bono corporativo inscrito por US$ 30 millones +

Se ha logrado niveles de ventas muy cercanos a los presupuestados, se ha alcanzado márgenes brutos compatibles con el negocio y se ha mantenido las tendencias de reducción de gastos de operación +



ACTIVIDADES COMERCIALES

Aspectos Generales

Ferreyros, reconocida como la principal distribuidora de bienes de capital en el Perú, destina sus productos hacia una gama diversificada de sectores de la actividad económica como minería, construcción, agricultura, energía, pesca y transporte + Es la única distribuidora de Caterpillar en el Perú desde 1942 +

Además de la maquinaria y los motores Caterpillar, Ferreyros comercializa una amplia gama de equipos, incluyendo los compresores y perforadoras Ingersoll Rand, tractores Massey Ferguson y una línea de camiones pesados Kenworth + La compañía es líder del mercado por un amplio margen para la mayoría de los productos que ofrece + En el año 2003, la línea Caterpillar representó, aproximadamente, el 89.1% de sus ventas +

La empresa dispone de la red más grande de talleres para reparación de maquinaria y equipos pesados del país y de un grupo de técnicos calificados, pues el continuo éxito en las ventas de maquinaria pesada y equipos seguirá dependiendo de la calidad del producto y del servicio post venta +

Panorama General de Sectores Económicos Claves en el Perú

La comercialización de bienes de capital en el Perú depende en gran medida del nivel de crecimiento de la economía peruana, particularmente en sectores tales como minería, construcción, pesca, agricultura, transporte y energía, donde se venden los productos de Ferreyros +

Es importante considerar que la disponibilidad de los bienes de capital es el primer paso para el crecimiento del país, por lo que puede haber una diferencia en el tiempo entre el crecimiento en la economía peruana y la demanda por bienes de capital + Asimismo, la importación de bienes de capital es indispensable para el desarrollo de cualquier rama industrial, tomando en consideración el importante papel que desempeña la tecnología para alcanzar niveles de competitividad y eficiencia requeridos por el mercado +

El crecimiento sostenido de algunos sectores como construcción y minería en los cinco años anteriores a 1998 impulsó la compra de maquinaria, reflejándose esta situación en las cifras globales de importación de bienes de capital que durante dichos años presentaron un crecimiento de 21.5% promedio anual + La desaceleración del crecimiento de la actividad económica en los años 1998/ 2001 repercutió negativamente en la importación de bienes de capital + Sin embargo, dadas las perspectivas de crecimiento en el mediano plazo de los sectores económicos y la dependencia de maquinaria del exterior, las importaciones de bienes de capital deben incrementarse en los próximos años conforme al desenvolvimiento de la economía +

Competencia

Pocos mercados, como el peruano, pueden mostrar la variedad de máquinas, y equipos que son ofrecidos en el país por un gran número de proveedores + Dada la amplitud de las líneas que ofrece, Ferreyros compite en forma segmentada con muchos de esos proveedores, que representan diversas marcas +

En maquinaria de movimiento de tierra los principales competidores son Komatsu, Volvo, Case, John Deere y Fiat Allis +

En motores diesel compite principalmente con Wartsila, Man, Detroit Diesel, Cummins, FG Wilson y Volvo +


KENWOR

En repuestos para maquinaria Caterpillar existen varios fabricantes de repuestos no genuinos que cubren pequeños segmentos del mercado +

En la línea de tractores agrícolas, los principales competidores son John Deere y Ford New Holland +

En compresoras portátiles de aire, nuestras máquinas Ingersoll Rand compiten con Sullair y Atlas Copco, y en perforadoras de roca para minería con Sandvik Tamrock y Atlas Copco + Los cargadores de bajo perfil Caterpillar Elphinstone compiten con Atlas Copco Wagner y Sandvik Tamrock +

En camiones, la línea Kenworth compite con Volvo y Scania, en un mercado en que también participan Freightliner, Mercedes Benz y otros +

En casi todas estas líneas, la buena calidad de los productos que distribuye, el calificado servicio post venta, la amplia red de sucursales y oficinas y el importante volumen de repuestos que ofrece, han generado las preferencias de la clientela que ha convertido a casi todos los productos que comercializa Ferreyros en líderes de sus respectivos mercados +

Finanzas

El año 2003 se caracterizó por una sustantiva mejora en la rentabilidad de la empresa + Así, al cierre del ejercicio la utilidad neta fue de S/. 20.3 millones comparada con la utilidad neta del cierre del año anterior de S/. 10.8 millones, lo cual significa un incremento de 87.6% + Los factores que permitieron esta mayor utilidad fueron la estabilidad en los gastos operativos de la compañía, la reducción en los gastos financieros y el resultado positivo por exposición a la inflación + Esta mayor utilidad permitió que la empresa aplicara dichos recursos a la reducción de deuda +

Los gastos financieros mostraron una disminución de S/. 12 millones, gracias a: i) una reducción de US$ 20.6 millones en el pasivo promedio del año; ii) una disminución de las tasas de interés tanto locales como internacionales; y iii) una mejor composición de la deuda, en la cual se dio prioridad a las fuentes de financiamiento de menores costos +

La empresa mostró al cierre de año un ratio de endeudamiento de 1.89, en línea con el objetivo de mantener dicho ratio por debajo de 2 +

La empresa mantuvo una activa participación en el mercado de capitales del Perú + Durante el año 2003 completó la emisión de su cuarto bono corporativo, inscrito en US$ 30 millones, mediante la colocación de las series B y C, por un total de US$ 15 millones +

Fuentes de financiamiento Un elemento importante de la estrategia financiera de la compañía fue la de sustentar su endeudamiento principalmente con proveedor Caterpillar bajo la modalidad de financiamiento de su inventario a 12 meses y en su brazo financiero Caterpillar Financial Services, así como en el mercado de capitales, en el que se mantuvo activa +

Habiéndose logrado reducciones importantes en los niveles de inventario y por lo tanto en los indicadores de rotación, la empresa ya no requiere financiar sus inventarios a 12 meses, y por ello desde enero del 2004 lo viene haciendo a plazos de 6 meses, lo cual ocasionará que los financiamientos de su proveedor Caterpillar se reduzcan del nivel de US$ 56 millones registrado a fines del 2003 a una cifra de alrededor de US$ 40 millones +

En el 2003 no se realizaron nuevos financiamientos con Caterpillar Financial, por lo cual la exposición con esta importante fuente de financiamiento se redujo a US$ 37 millones, dentro de una línea aprobada de US$ 60 millones +

En cuanto a la participación de Ferreyros como emisor en el mercado de capitales local, la empresa completó durante el año 2003 la emisión de su cuarto bono corporativo inscrito en US$ 30 millones, mediante la colocación de las series B y C por US$ 10 millones y US$ 5 millones en los meses de abril y julio respectivamente, lográndose tasas de 6.25% y 4.5% anual, respectivamente + Los primeros US$ 15 millones se emitieron en agosto del 2002 + La empresa actualmente se encuentra en el proceso de inscripción de su primer programa de bonos corporativos (hasta el momento había operado mediante la inscripción de emisiones y no de programas), por US$ 50 millones, según acuerdo otorgado por la Junta General de Accionistas del 2003 +

Por otra parte, no se realizaron emisiones de papeles comerciales, pues las necesidades de corto plazo fueron cubiertas principalmente con financiamiento de proveedores + Sin embargo, hacia fines del 2003 se obtuvo la inscripción en el Registro Público del Mercado de Valores de un programa de papeles comerciales por US$ 30 millones, también aprobado por la Junta General de Accionistas del 2003, el cual será utilizado en el 2004 + Cabe señalar que una de las clasificadoras de riesgo mejoró la categoría de los papeles de CP2 a CP2+, en reconocimiento de la mejora mostrada por las cifras de la compañía +


793C

Finalmente, en relación a las emisiones de bonos de titulización, la empresa no realizó ninguna nueva emisión y por el contrario canceló un bono de titulización por US$ 15 millones que venció en el mes de diciembre y amortizó, a lo largo del 2003, en US$ 12 millones otro bono de titulización, originalmente de US$ 17 millones + Al cierre del 2003, los bonos de titulización vigentes en el mercado son dos: uno por US$ 5 millones (saldo de la emisión por US$ 17 millones que se ha venido amortizando) y otro por US$ 4 millones que vence a fines del 2005 +

Adicionalmente, la empresa siguió contando con el soporte del sistema financiero local que mejoró las condiciones de las líneas de crédito otorgadas a la compañía en modalidades diversas como son el financiamiento de capital de trabajo a corto plazo, financiamiento de importaciones y fianzas y avales +

El ratio corriente mejoró a lo largo del 2003, pasando de 1.28 en diciembre del 2002 a 1.43 en diciembre del 2003 +

Principales activos En el 2003 la empresa continuó disminuyendo el nivel de sus inventarios (de US$ 67.8 millones al cierre del 2002 a US$ 57.8 millones al cierre del 2003), colocando con éxito en el mercado, unidades usadas que provenían tanto de su flota de alquiler como de recuperaciones de operaciones de crédito + Asimismo, el inventario de repuestos mostró una mayor eficiencia mejorando la rotación de 3.1 a 4.1 + Gracias al éxito logrado en la venta de unidades ya retiradas de la flota de alquiler, hacia fines de año se compró unidades nuevas para la flota, tal como está diseñado el negocio de alquiler que supone una reposición de las unidades cada 3 años +

La empresa continuó ofreciendo financiamiento a sus clientes, sobretodo en el crédito comercial de corto plazo para las líneas de repuestos y servicios, las cuales generan términos de pago promedios de 45 días + La rotación del portafolio de estas líneas mostró una mejora + Para las ventas de maquinaria, la empresa mantuvo su participación secundaria en la financiación de las mismas, promoviendo el financiamiento por parte de terceros, en especial, de Caterpillar Financial + La empresa se ha propuesto como meta no financiar más del 25% de estas ventas + La morosidad del portafolio en su conjunto (que incluye créditos comerciales de corto plazo para repuestos y servicios y financiación a mediano plazo de maquinaria), mostró un índice de 4% para cuentas vencidas a más de 180 días, netas de provisión para cobranza dudosa +

En los últimos años, la empresa ha aumentado sus provisiones de cuentas por cobrar para hacer frente a las operaciones que entraron en el ámbito de Indecopi + La empresa considera que la provisión cubre las pérdidas esperadas tomando en cuenta las garantías con las que se cuenta +

Cabe señalar que en el mes de abril la empresa informó sobre la venta de su inversión en la empresa Matreq Ferreyros, distribuidora de Caterpillar en Bolivia + La venta de dicha inversión permitió a la empresa concentrarse en sus operaciones en el mercado peruano, liberando recursos para dicho fin + En el año 2004 se continuará con los esfuerzos que se vienen dedicando para la venta de algunos inmuebles que no son requeridos para atender los negocios de la compañía +

En lo que respecta a nuevas inversiones, en el 2003 la empresa efectuó algunas mejoras tanto en el CRC (Centro de Reconstrucción de Componentes) como en algunos talleres a nivel nacional, reposiciones de equipos de cómputo y adquisiciones de componentes de


27
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Llamar
Sr. Ramirez

experiencia

La empresa cuenta con una infraestructura para el desarrollo de sus operaciones y la prestación de servicios distribuida en las ciudades más importantes del país + Las principales propiedades de la empresa consisten en terrenos y edificios, en donde se encuentran sus oficinas, almacenes, talleres y salas de exhibición +

protección para grandes proyectos mineros + En el 2003, el monto total de estas inversiones ascendió a US$ 0.8 millones + Para el 2004 se tiene proyectado invertir en adquisiciones y mejoras de activos fijos un monto de US$ 1.9 millones +

Los saldos de caja representan en promedio una semana de egresos + La caja de la compañía se maneja en dólares americanos para atender las obligaciones y gastos operativos que son mayormente en dicha moneda +

Infraestructura

Las principales propiedades de la empresa consisten en los terrenos y edificios donde están ubicadas sus oficinas administrativas, almacenes, talleres de reparación, salas de exhibición e inventario +

La compañía tiene su oficina central en Lima y sucursales en las ciudades de Piura, Chiclayo, Cajamarca, Trujillo, Chimbote, Huaraz, Arequipa y Cusco, las cuales se localizan en propiedades de la compañía + También cuenta con oficinas en las ciudades de Ica, Huancayo, Ayacucho y Huaypetuhe + Las oficinas de Ica y Ayacucho funcionan en locales alquilados y las de Huancayo y Huaypethue en locales propios +

PROCESOS LEGALES

La compañía se ha constituido en parte de ciertos procesos legales que surgieron en el curso normal de sus actividades, la mayoría de los cuales, ni individual ni colectivamente, puede considerarse importante + Debe señalarse, sin embargo, que a finales del ejercicio la compañía mantiene en proceso de reclamación tres juicios por concepto de indemnización por responsabilidad extracontractual iniciado por terceros por US$ 1.95 millones + La gerencia de la empresa, basada en la opinión de sus asesores legales considera que estas demandas son improcedentes y que el resultado final será favorable a la compañía +

Por otra parte, al cierre del 2003, la compañía tiene las siguientes contingencias tributarias:

a En el mes de noviembre del año 2001, la compañía presentó un recurso al Tribunal Fiscal en relación a una Resolución de SUNAT por la cual fija en casi S/. 1 millón más el importe de la deuda tributaria que fuera materia de acogimiento oportuno en el Régimen Especial de Fraccionamiento Tributario + En el mes de febrero de 2003, el Tribunal Fiscal ha resuelto declarar nula e



insubsistente la Resolución antes indicada, en el extremo que reliquida la deuda materia de acogimiento a la Ley N° 27334, ordenando a la Administración Tributaria *emitir un nuevo pronunciamiento +*

b Resolución de multa por S/. 2 millones (incluyendo intereses) por supuesto tributo omitido en el pago de regularización del impuesto a la renta del año 2000, en proceso de reclamación ante el Tribunal Fiscal +

c Acotaciones tributarias por S/. 3.3 millones (incluyendo multas e intereses) por impuesto a la Renta e Impuesto General a lasVentas, en proceso de reclamación ante la Superintendencia de Administración Tributaria (SUNAT) +

En opinión de los asesores tributarios, dichas acotaciones son improcedentes y el resultado final deberá ser favorable para la compañía +

SUBSIDIARIAS

La compañía mantiene inversiones en varias subsidiarias + Al 31 de diciembre de 2003, su participación en el capital social de las mismas es como sigue:

Orvisa S. A.	99.00%
Heavy Machinery Services Ltd.	100.00%
Fiansa S.A.	99.00%
Depósitos Efe S.A.	99.78%
Motorindustria S.A.	99.99%
Domingo Rodas S.A .	75.01%
Unimaq S.A.	99.99%

Orvisa S.A.

Orvisa, constituida en 1973, es una subsidiaria de la compañía que realiza operaciones en Iquitos, Tarapoto, Pucallpa, Bagua Chica y Nueva Cajamarca, ciudades localizadas en la región de la selva amazónica del Perú + Orvisa ofrece las mismas líneas de productos que Ferreyros y es el líder del mercado para las tres líneas de productos que generan la mayor demanda en la región, como son la maquinaria agrícola, los motores marinos y el equipo forestal +

Por ser una empresa situada en la región de la selva, Orvisa goza actualmente de ciertas ventajas arancelarias y tributarias que le permiten ser más competitiva con sus precios +

En el 2003, ORVISA generó ingresos por S/.43.2 millones y una utilidad neta de S/. 3.5 millones +

Heavy Machinery Services Ltd.

Heavy Machinery es una subsidiaria de propiedad de la compañía, constituida en el exterior + Se dedica a la venta de maquinaria pesada a grandes empresas que operan en el Perú y que generalmente son subsidiarias de empresas multinacionales que obtienen financiamiento en el exterior e importan directamente de los fabricantes + En el 2003, no realizó ninguna operación importante +

Las ventas de las compañías subsidiarias alcanzaron a S/. 110.2 millones, gracias a un desarrollo sostenido de sus operaciones y al incremento de la confianza de sus clientes +

Fiansa S.A.

Fiansa es una subsidiaria constituida en 1968 y domiciliada en la ciudad de Trujillo + Su actividad económica original fue la fabricación y venta de implementos agrícolas, implementos industriales y tableros eléctricos a la que dedica hoy una parte pequeña de su producción + En los últimos años se ha orientado a la realización de trabajos de metal mecánica y montaje e instalaciones eléctricas +

En el 2003, Fiansa generó ingresos por S/. 8.5 millones y una utilidad de S/. 0.14 millones +

Depósitos Efe S.A.

Depósitos Efe es una subsidiaria constituida en 1983 + Su actividad económica es la prestación de servicios de almacenaje simple y de depósito aduanero autorizado +

En el 2003, Depósitos Efe generó ingresos por S/. 1.6 millones y una utilidad neta de S/. 0.38 millones +

Motorindustria S.A.

Motorindustria es una subsidiaria constituida en 1987 + Su actividad económica original fue el desarrollo de la actividad industrial terminal de producción de vehículos automotrices, así como la venta de repuestos y servicios + La Junta General de Accionistas en 1995 acordó la suspensión temporal de sus actividades encargando, a partir de octubre de 1995, la administración de Motorindustria a Ferreyros + El 1ro. de julio de 1998 la Junta General de Accionistas acordó su reactivación y actualmente su actividad principal es la prestación de servicios de maquinado para la recuperación de componentes de maquinaria + Su actividad está muy ligada al Centro de Remanufactura de Componentes de Ferreyros +

En el 2003, Motorindustria generó ingresos por S/. 22 millones y una utilidad neta de S/. 3 millones +

Domingo Rodas S.A.

Domingo Rodas SA es una subsidiaria constituida en 1979 en la ciudad de Tumbes + Su actividad económica principal es el cultivo, crianza, extracción, industrialización y comercialización de langostinos +


CAT

En el 2003, Domingo Rodas generó ingresos por S/. 4.9 millones y una utilidad de S/. 0.1 millones + Si bien en el momento de su constitución esta compañía era parte de una estrategia de diversificación hacia el comercio de exportación, hoy ha perdido significado dentro de la concentración de Ferreyros en el negocio de bienes de capital, por lo que su permanencia dentro de la organización está en proceso de revisión +

Unimaq S.A.
Unimaq es una compañía constituida en febrero de 1999 + Su actividad económica principal es la comercialización de equipos livianos para la minería, construcción e industria, así como la venta de repuestos y prestación de servicios de taller +

En el 2003, generó ingresos por S/. 30.5 millones y una utilidad neta por S/. 1.1 millones +

Otras Inversiones
La compañía también mantiene una participación accionaria de 13.6% en La Positiva Seguros y Reaseguros S.A., una empresa constituida en el Perú el año 1937, y cuya actividad económica principal es la contratación de seguros generales y de vida +

ASPECTO BURSATIL

Al cierre del 2003, la compañía tenía inscritos en el Registro Público del Mercado de Valores acciones de propia emisión, bonos corporativos y papeles comerciales +

Acciones Comunes
El capital social de la compañía está formado por 205,000,000 acciones comunes en circulación con un valor nominal de S/. 1.10 cada una + La cotización de apertura del año fue de S/ 0.46 y la de cierre fue de S/. 0.75, llegándose a una cotización máxima de S/. 1.20 en mayo y a una mínima de S/. 0.46 en enero + El precio promedio de la acción en el año 2003 fue de S/. 0.76 +

Las cotizaciones mensuales de la acción durante el año 2003 se muestran en el anexo 1 identificación +



Bonos Corporativos

Los Bonos Ferreyros - Cuarta Emisión, quedaron inscritos según resolución Conasev N°056-2002-EF/94.11 +

Las características del bono según consta en el contrato de emisión y en el prospecto informativo son las siguientes:

Instrumento	Bonos Ferreyros - Cuarta Emisión
Clase	Nominativos e indivisibles y anotados en cuenta en CAVALI ICLV S.A.
Monto registrado	US$ 30,000,000
Valor nominal	US$1,000 cada uno
Series	Una o más
Plazo	3 años
Periodicidad de pago de intereses	Por trimestre vencido
Amortización	100% del capital al vencimiento de 3 años

En agosto del 2002, se colocó la primera serie por US$ 15,000,000 con las siguientes características:

Monto en circulación	US$ 15,000,000
Fecha de emisión	29 de agosto del 2002
Fecha de redención	29 de agosto del 2005
Tasa de interés	7.5 nominal anual, con un año base de 360 días

En abril del 2003, se colocó la segunda serie por US$10,000,0000 con las siguientes características:

Monto en circulación	US$ 10,000,000
Fecha de emisión	07 de abril del 2003
Fecha de redención	07 de abril del 2006
Tasa de interés	6.25 nominal anual, con un año base de 360 días

En julio del 2003, se colocó la segunda serie por US$5,000,000 con las siguientes características:

Monto en circulación	US$ 5,000,000
Fecha de emisión	25 de julio del 2003
Fecha de redención	25 de julio del 2006
Tasa de interés	4.5 nominal anual, con un año base de 360 días

Las cotizaciones mensuales de los Bonos Ferreyros - Cuarta Emisión en el año 2003 se muestran en el anexo 2 +

Papeles Comerciales

Luego que venciera la vigencia del primer programa de papeles comerciales en enero del 2003, mediante Resolución Conasev N° 083-2003-EF/94.11 del 22 de octubre del 2003 quedó inscrito en el Registro Público del Mercado de Valores el Segundo Programa de Instrumentos de Corto Plazo Ferreyros, por un monto máximo de US$ 30 millones + Actualmente, la primera emisión se encuentra en proceso de inscripción +

Ferreyros ha mejorado, durante el ejercicio 2003, la conducción integral de sus negocios, mediante la adopción de la metodología Six Sigma + En los próximos años continuará el proceso para generar importantes beneficios y mejores niveles de satisfacción de los clientes +

ADMINISTRACIÓN

El Directorio se encuentra conformado de la siguiente manera:

Carlos Ferreyros Aspíllaga	Presidente
Eduardo Montero Aramburú	Vice-Presidente
Luis Moreyra Ferreyros	Director
Enrique Normand Sparks	Director (hasta abril de 2003)
Juan Manuel Peña Roca	Director
Carlos Muñoz Torcello	Director
Jorge Picasso Salinas	Director
Andrea Von Wedemeyer Knigge	Director (desde julio de 2003)
Oscar Espinosa Bedoya	Director Gerente General

Las siguientes personas son los funcionarios ejecutivos de la compañía:

Oscar Espinosa Bedoya	Director Gerente General
Gustavo Moreno Barrera	Gerente Central de Operaciones
Hugo Sommerkamp Molinari	Gerente Central de Administración y Control de Gestión
José Miguel Salazar	Gerente de la División de Minería
Mariela García de Fabbri	Gerente de la División de Finanzas
Víctor Astete Palma	Gerente de la División de Contraloría
Andrés Gagliardi Wakeham	Gerente de la División de Recursos Humanos
Raúl Vásquez Erquicio	Gerente de la División de Auditoría Interna
Luis Bracamonte Loayza	Gerente de la División de Sucursales y Agrícola
José López Rey Sánchez	Gerente de la División de Repuestos y Servicio



Profesionales altamente calificados tienen a su cargo la conducción gerencial de la empresa, lo que garantiza la solidez y la eficiencia de la gestión +

CURRICULUM VITAE

Oscar Espinosa Bedoya
Ocupa la Gerencia General desde 1983 + Ingresó a la compañía en 1981 + Anteriormente fue Presidente de Interbank, COFIDE y otras entidades financieras, así como director ejecutivo del Banco Mundial + Es ingeniero civil con postgrado en economía, finanzas y administración de empresas +

Gustavo Moreno Barrera
Se desempeñó desde 1990 como Gerente de la División de Máquinas y Motores Caterpillar + A partir del 31 de diciembre de 1998 asumió el cargo de Gerente Central de Maquinaria + Tiene 35 años trabajando en la compañía, 20 de los cuales han sido en el área de ventas + Es graduado en Ingeniería Mecánica Eléctrica en la Universidad Nacional de Ingeniería y ha participado en diferentes cursos y seminarios organizados por Caterpillar +

Hugo Sommerkamp Molinari
Ocupa el cargo de Gerente Central de Administración y Control de Gestión desde el 1° de julio del 2001 + Anteriormente, fue Gerente Central de Administración y Finanzas desde el 31 de diciembre de 1998 y Gerente de la División de Finanzas desde marzo de 1996, fecha en la que se reincorporó a Ferreyros + Entre 1985 y 1990 desempeñó el cargo de Gerente de Contraloría de las subsidiarias del Grupo Ferreyros + Entre 1990 y 1996 trabajó en Paraguay como Director Financiero de las diferentes subsidiarias del grupo ECOM (Lausanne Suiza) + Es contador público colegiado de la Pontificia Universidad Católica del Perú con cursos de especialización en Auditoría y Finanzas tanto en el Perú como en el extranjero +

José Miguel Salazar
Desempeña el cargo de Gerente de la Divisón Minería, creada el año 2001 + Desde el año 1996 y hasta su incorporación a la compañía en enero del año 2001, desempeñó el cargo de Gerente General de Matreq Ferreyros S.A., distribuidor exclusivo de Caterpillar en Bolivia y empresa que fuera subsidiaria de la compañía hasta abril del 2003 + Anteriormente, trabajó en Ferreyros entre los años 1969 y 1990, desempeñando diferentes funciones en áreas comerciales y administrativas, llegando a ser Gerente de la División de Finanzas en 1988 + Entre los años 1990 y 1995 ocupó cargos similares en otras empresas del medio + Ha participado en diferentes cursos en el país así como en seminarios organizados por Caterpillar +



Se ha adoptado importantes medidas en el área de recursos humanos para mejorar el clima laboral, impulsar los programas de capacitación y de entrenamiento +

Mariela García de Fabbri
Desempeña el cargo de Gerente de División Finanzas desde julio del año 2001 + Ingresó a la compañía en el año 1988 y ha tenido a su cargo diferentes cargos en el área de finanzas + Hasta junio del 2001 se desempeñaba como Gerente de Tesorería + Actualmente, es Vicepresidente de la Asociación Procapitales y Directora de IPAE + Ha sido investigadora y miembro del comité editorial de publicaciones del Consorcio La Moneda + Es licenciada en Economía de la Universidad del Pacífico +

Víctor Astete Palma
Trabaja en Ferreyros desde 1977 y se desempeña como Gerente de la División de Contraloría desde 1996 + Anteriormente ocupó diferentes cargos en las gerencias de contabilidad, presupuestos, asesoría contable y contraloría de inversiones + Se graduó como Contador Público en la Universidad Mayor de San Marcos y ha seguido diversos cursos de especialización en el Perú y en el extranjero +

Andrés Gagliardi Wakeham
Ocupa el cargo de Gerente de la División de Recursos Humanos desde 1986 y cuenta con 32 años de experiencia + Anteriormente ha desempeñado cargos similares en otras empresas de prestigio + Es bachiller en Relaciones Industriales de la Universidad San Martín de Porres y ha seguido diversos cursos, seminarios y congresos de su especialidad +

Raúl Vásquez Erquicio
Es Gerente de la División de Auditoría Interna desde 1978 + Anteriormente fue Gerente Administrativo - Financiero de la Cia. Pesquera Estrella del Perú y Gerente de Auditoría de Arthur Andersen & Co + Es graduado como bachiller en ciencias económicas y comerciales y como contador público colegiado en la Universidad Nacional Mayor de San Marcos +

Luis Bracamonte Loayza
Se desempeña como Gerente de la División Sucursales y Agrícola desde 1997 + Trabaja hace 20 años en Ferreyros y anteriormente ha tenido a su cargo diferentes cargos en las gerencias de sucursales y subgerencias de créditos y cobranzas + Realizó estudios universitarios en Administración de Empresas en la Universidad de Lima y cursos de postgrado en ESAN +

José López Rey Sánchez
Ocupa el cargo de Gerente de División de Repuestos y Servicio desde 1999 + Tiene 18 años laborando en la compañía + Anteriormente, fue Gerente de Servicios desde 1994 hasta 1998 + Es graduado en Ingeniería Mecánica en la Universidad Nacional de Ingeniería + Ha seguido cursos de Administración y Contabilidad Gerencial en ESAN +

La política de recursos humanos ha logrado la plena identificación de los trabajadores con los objetivos de la empresa +

RECURSOS HUMANOS

Los aspectos relativos a la administración del personal de la compañía se encuentran a cargo de la Gerencia de la División de Personal + Al finalizar el 2003, laboraban en la compañía 1,144 trabajadores tanto en su oficina principal como en provincias +

La variación de dicho personal en los 2 últimos años fue como sigue:

	2003	2002	2001	Variación 03/02	Variación 02/01
Permanente					
Personal ejecutivo	33	28	29	5	-1
Personal técnico	376	342	415	34	-73
Empleados y vendedores	143	135	169	8	-34
Obreros	592	565	638	27	-73
Subtotal	1144	1070	1251	74	-181
Eventual	25	28	23	-3	5
Total	1169	1098	1274	71	-176

El clima laboral en Ferreyros es de gran armonía, caracterizándose por una identificación de los trabajadores con los objetivos de la empresa + Las relaciones entre empresa y trabajadores son buenas no habiéndose experimentado huelgas o disputas importantes + El Sindicato de Empleados que por muchos años tuvo vigencia, dejó de existir en 1993 + El Sindicato de Obreros está conformado por un total de 98 trabajadores afiliados + Los pactos colectivos se negocian con los representantes de los trabajadores en enero de cada año +

La compañía sigue manteniendo programas de bienestar social y de vivienda en favor de sus trabajadores +



servicio



ANÁLISIS Y DISCUSIÓN DE LOS ESTADOS FINANCIEROS

A continuación se presentan las explicaciones de las variaciones más importantes entre los estados financieros de la compañía al 31 de diciembre del 2003 y 2002 + Para este propósito, algunas cifras han sido reclasificadas en el estado de ganancias y pérdida que se muestra a continuación, para incluir las ventas por pedido directo en ventas netas y costo de ventas +

Estado de Ganancias y Pérdidas
(En millones de soles constantes)

		2002		2003	Variación
	Importe	%	Importe	%	%
Ventas netas	694.5	100.0	667.1	100.0	4.1
Costo de ventas	530.7	76.4	504.8	75.7	5.1
Utilidad en ventas	163.8	23.6	162.3	24.3	0.9
Otros ingresos de operaciones	3.2	0.5	3.2	0.5	
Utilidad bruta	166.9	24.0	165.5	24.8	0.8
Gastos de venta y administración	123.0	17.7	116.9	17.5	5.2
Utilidad en operaciones	43.9	6.3	48.7	7.3	-9.7
Ingresos financieros	15.2	2.2	21.2	3.2	-28.1
Gastos financieros	-31.5	-4.5	-43.5	-6.5	-27.6
Participación en los resultados de subsidiarias bajo el método de participación patrimonial	7.0	1.0	5.6	0.8	26.2
Otros ingresos (egresos), neto	5.3	0.8	2.4	0.4	124.5
Utilidad antes de resultado por exposición a la inflación y gastos extraordinarios	40.0	5.8	34.2	5.1	16.7
Ganancia (pérdida) por exposición a la inflación	10.6	1.5	-8.3	-1.2	
Utilidad antes de participaciones e impuesto a la renta	50.5	7.3	26.0	3.9	94.6
Participaciones	-4.2	-0.6	-1.8	-0.3	130.8
Utilidad antes de impuesto a la renta	46.3	6.7	24.1	3.6	91.8
Impuesto a la renta	-14.3	-2.1	-6.2	-0.9	130.9
Utilidad antes de gastos extraordinarios	32.0	4.6	17.9	2.7	78.3
Gastos extraordinarios	-11.7	-1.7	-7.1	-1.1	64.1
Utilidad neta	20.3	2.9	10.8	1.6	87.6

Ha evolucionado positivamente la cuenta de gastos financieros en la cual se logró una reducción de S/.12 millones +

Las ventas de stock y de pedido directo efectuadas por la compañía - todas en el mercado nacional - en los años 2003 y 2002 son las siguientes:

Ventas Netas

(En miles de soles constantes)

	2003	2002	Variac.%
Caterpillar	119,448	131,021	-8.8
Equipos	29,329	29,388	-0.2
Automotriz	10,338	3,820	170.6
Alquileres	32,385	34,753	-6.8
Usados	26,188	23,443	11.7
	217,688	222,425	-2.1
Repuestos y Servicios	476,780	444,683	7.2
Total	694,468	667,108	4.1

Las ventas netas en el 2003 ascendieron a S/. 694.5 millones, en comparación con S/. 667.1 millones del año anterior, un incremento de 4.1% + En el 2003, las ventas de productos principales (Caterpillar, Equipos, Automotriz y Usados) y de Alquiler de Equipos fueron ligeramente menores que las del año anterior (-2.1%), debido principalmente a que en el año 2002 se efectuó una venta por US$ 18.8 millones a una empresa encargada de efectuar los trabajos de desarrollo del proyecto Camisea + Dicha venta no se repitió en el 2003 + Sin embargo, en el 2003, las ventas de repuestos y servicios fueron mayores en 7.2% que las del año anterior, gracias a la demanda generada por el parque de maquinaria Caterpillar vendida en años anteriores, principalmente a empresas de la gran minería +

Utilidad en Ventas

La utilidad en ventas en el 2003 ascendió a S/. 163.8 millones (23.6% de las ventas netas), en comparación con la obtenida en el año anterior que fue de S/. 162.3 millones (24.3% de las ventas netas), un incremento de 0.9% + En términos porcentuales, la utilidad en ventas del 2003 es ligeramente menor que la del año anterior, debido a: i) mayores ventas a las empresas de la gran minería que, por ser de gran volumen, tienen márgenes brutos menores que las ventas a clientes de otros sectores económicos; y ii) a mayores ventas de equipos recuperados, en las cuales se obtienen, en promedio, pequeñas pérdidas +

Otros Ingresos de Operación

Tanto en el 2003 como en el año 2002, este rubro incluye ingresos provenientes de una asociación en participación constituida por la compañía y un proveedor del exterior + Los ingresos recibidos por la compañía de la asociación en participación se determinan en función del número de unidades embarcadas y facturadas por el proveedor del exterior a un cliente domiciliado en el país + Los ingresos recibidos de dicha asociación en el 2003 son similares a los recibidos en el año anterior +

Gastos de Venta y Administración

Los gastos de venta y administración ascendieron en el 2003 a S/. 123 millones, en comparación con S/. 116.9 millones del año anterior, un incremento de 5.2% que se explica por: i) aumento de las remuneraciones del personal, para reponer parte de la pérdida de poder adquisitivo de la moneda peruana, ocasionada por la inflación de los últimos cinco años, período en el cual se mantuvieron congeladas; ii) aumento de los gastos variables como consecuencia del importante incremento de las ventas de repuestos y servicios; iii) aumento de los gastos de apoyo "in situ" a clientes de la gran minería , a fin de promover mayores ventas de repuestos y servicio; y iiii) aumento de los gastos de capacitación del personal de mecánicos, para cumplir con los estándares de calidad exigidos, principalmente, por los clientes de la gran minería +

Ingresos Financieros

Los ingresos financieros en el 2003 ascendieron a S/. 15.2 millones, en comparación con S/. 21.2 millones del año anterior, una disminución de 28.1%, como consecuencia de una reducción de las ventas de maquinaria y equipo financiadas por la compañía + Al respecto, cabe mencionar que, a partir del 2003, la compañía ha endurecido los requisitos para el otorgamiento de crédito a clientes, a fin de mantener un bajo índice de morosidad en su cartera de cuentas por cobrar + La disminución de los ingresos financieros en el 2003, se compensará en años futuros con un menor gasto por provisión para cuentas de cobranza dudosa +

Gastos Financieros

Los gastos financieros del año 2003 ascendieron a S/. 31.5 millones en comparación con S/. 43.5 millones del año anterior, una disminución de 27.6%, que se explica por: i) la reducción del pasivo promedio anual en S/. 71.8 millones (el pasivo promedio del 2003 ascendió a S/. 496.5 millones, en comparación con S/. 568.3 millones del año 2002); y ii) la disminución de las tasas de interés tanto en el mercado local como internacional +

Participación en las Utilidades de Subsidiarias

Los ingresos por participación en las utilidades de subsidiarias en el 2003 ascendieron a S/. 7 millones, en comparación con S/. 5.6 millones del año anterior, un incremento de 26.2%, debido, principalmente, a que una subsidiaria que en el 2002 tuvo una pérdida de S/. 3.1 millones, obtuvo en el 2003 una utilidad de S/. 0.1 millones +

Otros Ingresos (egresos), neto

En el 2003, en este rubro se registró un ingreso neto de S/. 5.3 millones, en comparación con un ingreso neto de S/. 2 .4 millones del año anterior + La diferencia se debe, principalmente a una recuperación de un impuesto a la renta pagado por cuenta de un proveedor no domiciliado, y a una recuperación de provisiones para cobranza dudosa efectuadas en años anteriores +



Resultado de Exposición a la Inflación (REI)
De acuerdo con el procedimiento establecido en el Perú para ajustar los estados financieros por inflación, cuando la devaluación es mayor que la inflación se produce una pérdida por exposición a la inflación, por cuanto la pérdida en cambio relacionada con las deudas en dólares no puede ser compensada completamente por el ajuste por inflación de los respectivos activos no monetarios + Por otra parte, cuando la inflación es mayor que la devaluación se produce una utilidad por exposición a la inflación debido a que el ajuste por la actualización de los activos no monetarios es mayor que el de los respectivos pasivos en dólares +

En el año 2003, el REI arrojó una utilidad de S/. 10.6 millones, en comparación con una pérdida de S/. 8.3 millones del año anterior + La utilidad del 2003 se explica por: i) una devaluación negativa de 1.51%, que generó una utilidad en cambio en la conversión a soles del pasivo neto en moneda extranjera; y ii) una inflación de 2% que produjo una utilidad en la actualización del valor de los activos no monetarios + La pérdida del 2002 se explica por una devaluación de 2.06%, que ocasionó una perdida en cambio muy superior a la utilidad que produjo la inflación de 1.67% en la actualización de los activos no monetarios +

Participación de los Trabajadores e Impuesto a la Renta
La participación de los trabajadores e impuesto a la renta registrados al 31 de diciembre del año 2003 y 2002 han sido calculados de acuerdo con las normas tributarias y contables vigentes +

Gastos Extraordinarios
El importe de S/. 11.7 millones registrado en este rubro en el 2003 corresponde a una provisión para desvalorización de máquinas y equipos con más de una año de antigüedad, así como de unidades recuperadas por falta de pago + El monto registrado por este concepto en el 2002 ascendió a S/. 7.1 millones +

Utilidad Neta
La utilidad neta del año 2003 ascendió a S/. 20.3 millones, en comparación con la utilidad de S/. 10.8 millones del año anterior + La mayor utilidad neta del año 2003 se explica, principalmente, por una disminución de los gastos financieros, por un aumento de las utilidades de las subsidiarias y por la utilidad producida por el REI, lo cual permitió compensar el aumento de los gastos de venta y administración, el aumento de los gastos extraordinarios y la disminución de los ingresos financieros, así como incrementar la utilidad neta en S/. 9.5 millones (87.6%) +



Análisis del Balance General

Al 31 de diciembre del 2003, el total de pasivos ascendió a S/. 496.6 millones, monto similar al total del pasivo al cierre del año anterior, que ascendió a S/. 496.4 millones + De otro lado, al 31 de diciembre del 2003, el total de activos ascendió a S/. 763.2 millones en comparación con S/. 746.4 al cierre del año anterior, una aumento de S/. 16.8 millones + Las variaciones más importantes entre las cuentas del activo al 31 de diciembre del año 2002 y 2001, que explican esta diferencia, son las siguientes:

+ Aumento de Cuentas por Cobrar Comerciales (con vencimiento corriente y a largo plazo) por S/. 41.4 millones, debido a las siguientes operaciones: i) aumento de S/. 16.2 millones por recuperación de cartera entregada en colateral a patrimonios fideicometidos; ii) aumento de S/. 32.4 millones por ventas efectuadas en el ejercicio; y iii) disminución de S/. 7.2 millones por aumento de la provisión para cobranza dudosa e incremento de intereses diferidos +

+ Aumento de Otras Cuentas por Cobrar por S/. 32.4 millones, debido a: i) aumento de S/. 52.2 millones por transferencia de fondos a patrimonios fideicometidos para pago a inversionistas; ii) disminución de S/. 16.2 por transferencia a Cuentas por Cobrar Comerciales de cartera entregada en colateral a patrimonios fideicometidos; iii) disminución de S/. 4.8 millones por aumento de la provisión para cobranza dudosa; y iiii) otros aumentos por S/. 1.2 millones +

+ Disminución de Inventarios por S/. 34.9 millones, atribuible a las siguientes operaciones: i) disminución de S/. 22.7 millones en el inventario de unidades usadas, debido a la aplicación de un programa especial de realización de máquinas y equipos recuperados con antigüedad mayor a un año; y ii) una disminución de S/. 18.1 millones en el inventario de repuestos, gracias a mejoras introducidas en los sistemas de reposición de inventarios y al aumento de las ventas a la gran minería; y iii) aumento de 5.9 en el inventario de otras líneas +

+ Disminución de Inversiones en Valores por S/. 20.2 millones, como resultado de las siguientes operaciones: i) disminución de S/. 20.6 millones por venta de las acciones de Matreq Ferreyros, una empresa constituida en Bolivia, en cuyo patrimonio la compañía tenía una participación de 99%; ii) disminución de S/. 10.1 millones en el valor de la inversión en una subsidiaria, por efecto de una distribución de dividendos por el mismo importe, efectuada por dicha subsidiaria; iii) un aumento de S/. 7 millones por reconocimiento de utilidades de subsidiarias mediante la aplicación del método contable de participación patrimonial; y iii) otros aumentos por S/. 3.7 millones +

+ Aumento neto del Activo Fijo porS/. 6.8 millones, debido a las siguientes transacciones: a) aumento neto de S/. 14.8 millones por adquisición de unidades nuevas para renovación de la flota de alquiler antigua (tal como está diseñado el negocio de alquiler de equipos, la flota debe ser renovada cada tres años, para evitar el incremento de los gastos de mantenimiento y reparación y, consecuentemente, la disminución de la rentabilidad); ii) disminución de S/. 14.4 millones por depreciación de los activos fijos registrada en el ejercicio y iii) disminución de S/. 1.5 millones por venta de un terreno; y iiii) otros aumentos por S/. 7.9 millones,

+ Disminución de Otros Activos por S/. 17.7 millones por retiro de plusvalía mercantil vinculada con la inversión en Matreq Ferreyros, debido a la venta de las acciones de dicha compañía +

Los bonos emitidos por Ferreyros han registrado un elevado nivel de aceptación en el mercado de valores del Perú +


CAT

Liquidez de la Empresa
El ratio corriente al 31-12- 03 es de 1.43, mayor que el ratio corriente de 1.28 al 31-12-02 +

El ratio de apalancamiento financiero al 31-12-03 es de 1.75, en comparación con el ratio de 1.92 al 31-12-02 y de 2.62 al 31-12-01 + La significativa mejora en los ratios financieros ha sido posible gracias a la importante disminución de activos y pasivos en los últimos años, así como a la utilidad neta generada en el ejercicio +

Cambios en los Responsables de la Elaboración y Revisión de la Información Financiera
Durante los años 2003 y 2002 no se han producido cambios en los responsables de la elaboración y revisión de la información financiera de la compañía +

Al concluir esta Memoria, el Directorio expresa nuevamente su reconocimiento a todos los clientes de la empresa, cuya preferencia le ha permitido alcanzar en el año 2003 importantes niveles de ventas, lo cual compromete a la organización para continuar brindándoles la mejor atención + Agradecemos a las instituciones bancarias del Perú y el extranjero, por el apoyo financiero recibido + Llegue nuestra gratitud también a los señores accionistas, por la confianza depositada en el directorio y en la gerencia, y a todo el personal, que con su esfuerzo y dedicación han permitido alcanzar importantes logros en el año 2003 +



Carlos Ferreyros Aspillaga
Presidente del Directorio

Anexo 1
Cotización de la acción común de Ferreyros S.A.A. en el año 2003

Código						**Cotizaciones 2003**	**Precio**
ISIN	NEMONICO	Mes	Apertura	Cierre	Máxima	Mínima	Promedio
PEP73600104	FERREYC1	200301	0.46	0.57	0.73	0.46	0.62
PEP73600104	FERREYC1	200302	0.57	0.72	0.72	0.57	0.66
PEP73600104	FERREYC1	200303	0.70	0.86	0.86	0.70	0.81
PEP73600104	FERREYC1	200304	0.87	1.08	1.09	0.87	0.99
PEP73600104	FERREYC1	200305	1.12	1.00	1.20	1.00	1.09
PEP73600104	FERREYC1	200306	1.00	0.73	1.01	0.73	0.99
PEP73600104	FERREYC1	200307	0.73	0.62	0.73	0.62	0.65
PEP73600104	FERREYC1	200308	0.64	0.65	0.66	0.63	0.65
PEP73600104	FERREYC1	200309	0.64	0.68	0.70	0.62	0.63
PEP73600104	FERREYC1	200310	0.68	0.65	0.73	0.64	0.66
PEP73600104	FERREYC1	200311	0.65	0.72	0.72	0.63	0.65
PEP73600104	FERREYC1	200312	0.70	0.75	0.77	0.67	0.73

La liquidez de la empresa y el respaldo del sistema financiero le han permitido aumentar el nivel de sus operaciones con un mayor margen de rentabilidad +



Anexo 2

Cotización de bonos emitidos por Ferreyros S.A.A. en el año 2003

Código							**Precio**
ISIN	NEMONICO	Mes	Apertura	Cierre	**Cotizaciones 2003** Máxima	Mínima	Promedio
PEP73600V109	FERR1CP3B	200304	0.0000	0.0000	0.0000	0.0000	96.7920
PEP73600A012	FERREOBC4A	200301	101.3799	101.3607	103.7448	101.3607	101.4227
PEP73600A012	FERREOBC4A	200302	0.0000	0.0000	0.0000	0.0000	102.8494
PEP73600A012	FERREOBC4A	200303	101.8378	100.7259	101.8378	100.7259	101.6055
PEP73600A012	FERREOBC4A	200304	103.4078	103.3134	103.4078	101.2122	103.3299
PEP73600A012	FERREOBC4A	200305	104.3394	103.2092	104.3394	101.1920	103.2510
PEP73600A012	FERREOBC4A	200306	102.1684	105.1491	105.1491	102.1339	103.0448
PEP73600A012	FERREOBC4A	200307	107.1890	103.9308	107.1890	104.4344	104.9630
PEP73600A012	FERREOBC4A	200308	106.8364	104.7411	106.8364	104.3331	105.5783
PEP73600A012	FERREOBC4A	200309	107.1352	106.6838	107.1352	104.6118	106.0182
PEP73600A012	FERREOBC4A	200310	104.5444	104.3861	106.3241	104.3861	105.7055
PEP73600A012	FERREOBC4A	200311	104.6122	107.6500	107.6500	104.2592	105.2402
PEP73600A012	FERREOBC4A	203312	104.1803	103.9997	105.7227	102.1905	105.4479
PEP73600A020	FERREOBC4B	200304	99.4805	99.4805	99.4805	99.4805	99.4805
PEP73600A020	FERREOBC4B	200305	100.7738	100.7692	101.2944	100.7692	101.0379
PEP73600A020	FERREOBC4B	200306	100.7482.	100.4288	100.7482	98.8838	100.6810
PEP73600A020	FERREOBC4B	200307	105.1939	102.5402	105.8048	101.9567	103.8597
PEP73600A020	FERREOBC4B	200308	105.6311	102.4753	105.6311	102.4753	103.9286
PEP73600A020	FERREOBC4B	200309	105.5070	103.0174	105.5070	102.4479	104.7880
PEP73600A020	FERREOBC4B	200310	104.1588	102.3537	104.1588	102.3537	102.8460
PEP73600A020	FERREOBC4B	200311	102.2872	102.2802	102.2872	102.2802	102.2813
PEP73600A020	FERREOBC4B	200312	102.2500	104.3654	104.9694	102.2179	104.4332
PEP73600A038	FERREOBC4C	200308	100.0000	100.0000	100.0000	100.0000	100.0000
PEP73600A038	FERREOBC4C	200309	100.1278	100.1278	100.1278	100.1278	100.1278
PEP73600A038	FERREOBC4C	200311	100.0280	100.0280	100.0280	100.0280	100.0280

estados financieros


resultados
de un
nuestras metas

PRICEWATERHOUSECOOPERS

Dongo-Soria Gaveglio y Asociados
Sociedad Civil
Firma Miembro de PricewaterhouseCoopers
Av. Canaval y Moreyra 380
Lima 27, Perú
Apartado 1434-2869
Telfs: (51 1) 211-6500 411-5800
Fax : (51 1) 442-6522 211-6565

DICTAMEN DE LOS AUDITORES INDEPENDIENTES

19 de febrero del 2004

A los señores Accionistas y Directores
Ferreyros S.A.A.

Hemos auditado los balances generales adjuntos de **Ferreyros S.A.A.** al 31 de diciembre del 2003 y al 31 de diciembre del 2002 y los correspondientes estados de ganancias y pérdidas, de cambios en el patrimonio neto y de flujos de efectivo por los años terminados en esas fechas. La preparación de dichos estados financieros es responsabilidad de la Gerencia de la Compañía. Nuestra responsabilidad consiste en emitir una opinión sobre estos estados financieros basada en las auditorías que efectuamos.

Nuestras auditorías fueron efectuadas de acuerdo con normas de auditoría generalmente aceptadas en el Perú. Tales normas requieren que planifiquemos y realicemos nuestro trabajo con la finalidad de obtener una seguridad razonable de que los estados financieros no contienen errores importantes. Una auditoría comprende el examen, basado en comprobaciones selectivas, de las evidencias que respaldan los importes y las divulgaciones expuestas en los estados financieros. Una auditoría también comprende la evaluación de los principios de contabilidad aplicados y de las estimaciones significativas efectuadas por la Gerencia de la Compañía, así como una evaluación de la presentación general de los estados financieros. Consideramos que las auditorías efectuadas constituyen una base razonable para fundamentar nuestra opinión.

En nuestra opinión, los estados financieros antes indicados, preparados para los fines expuestos en el siguiente párrafo, presentan razonablemente, en todos sus aspectos significativos, la situación financiera de **Ferreyros S.A.A.** al 31 de diciembre del 2003 y al 31 de diciembre del 2002, los resultados de sus operaciones y sus flujos de efectivo por los años terminados en esas fechas, de acuerdo con principios de contabilidad generalmente aceptados en el Perú.

Los estados financieros individuales de **Ferreyros S.A.A.** han sido preparados en cumplimiento de los requerimientos vigentes en el Perú para la presentación de información financiera y no sobre una base consolidada. Estos estados financieros deben leerse junto con los estados financieros consolidados de **Ferreyros S.A.A. y subsidiarias**, presentados por separado y sobre los cuales en nuestro dictamen de la fecha emitimos una opinión sin salvedades.

Dongo-Soria Gaveglio y Asociados

Refrendado por

---------------------------------------(socio)
Félix U. Horna
Contador Público Colegiado
Matrícula No.13774

Partida No. 11028527
Registro de Personas Jurídicas de Lima
Capital pagado S/. 1,035,000.00

BALANCE GENERAL

A valores constantes

ACTIVO	Al 31 de diciembre del 2003 S/.000	2002 S/.000
Activo corriente		
Caja y bancos	35,337	27,386
Cuentas por cobrar comerciales	69,703	46,455
Otras cuentas por cobrar	83,598	51,206
Existencias	200,165	235,024
Gastos pagados por anticipado	2,258	3,271
Total del activo corriente	391,061	363,342
Cuentas por cobrar comerciales a largo plazo	36,406	18,224
Impuesto a la renta y participaciónde los trabajadores diferidos	5,921	3,943
Inversiones en valores	101,605	121,766
Inmuebles, maquinaria y equipo	227,692	220,901
Otros activos	536	18,232
	763,221	**746,408**

PASIVO Y PATRIMONIO NETO	Al 31 de diciembre del 2003 S/.000	2002 S/.000
Pasivo corriente		
Sobregiros y préstamos bancarios	26,243	19,354
Porción corriente de deudas a largo plazo	19,653	38,316
Cuentas por pagar comerciales	194,362	199,572
Otras cuentas por pagar	33,180	27,249
Total del pasivo corriente	273,438	284,491
Deudas a largo plazo	223,132	211,923
Ingresos diferidos	4,564	5,692
Patrimonio neto		
Capital	230,010	184,683
Capital adicional	0	41,434
Excedente de revaluación	10,416	11,766
Reserva legal	1,335	253
Resultados acumulados	20,326	6,166
	262,087	244,302
Situación tributaria		
Contingencias y compromisos		
Evento subsecuente		
	763,221	**746,408**

ESTADO DE GANANCIAS Y PERDIDAS
A valores constantes

	Por el año terminado el 31 de diciembre del	
	2003	2002
	S/.000	S/.000
Ventas netas:		
Terceros	679,230	585,144
Empresas afiliadas	10,130	8,440
	689,360	593,584
Otros ingresos operacionales	5,091	12,080
	694,451	605,664
Costo de ventas:		
Terceros	-517,445	-432,323
Empresas afiliadas	-10,082	-7,797
	-527,527	-440,120
Gastos de administración	-54,096	-54,160
Gastos de venta	-68,880	-62,693
	-650,503	-556,973
Utilidad de operación	43,948	48,691
Otros ingresos (gastos):		
Ingresos financieros	15,212	21,166
Gastos financieros	-31,546	-43,548
Resultado por exposición a la inflación	10,580	-8,269
Diversos, neto	-4,898	-2,573
	-10,652	-33,224
Utilidad antes de participación de los trabajadores e impuesto a la renta	33,296	15,467
Participación de los trabajadores:		
Corriente	-3,471	-2,878
Diferido	501	1,815
Impuesto a la renta:		
Corriente	-11,716	-9,710
Diferido	1,689	6,124
Utilidad neta	20,299	10,818
Utilidad básica por acción	S/. 0.099	0.053

ESTADO DE CAMBIOS EN EL PATRIMONIO NETO

A valores constantes

	Por los años terminados el 31 de diciembre del 2003 y el 31 de diciembre del 2002					
	Capital	Capital adicional	Excedente de revaluación	Reserva legal	Resultados acumulados	Total
	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000
Saldos al 1 de enero del 2002	179,814	46,303	11,766	253	-4,652	233,484
Capitalización de partidas patrimoniales	4,869	-4,869	0	0	0	0
Utilidad neta	0	0	0	0	10,818	10,818
Saldos al 31 de diciembre del 2002	184,683	41,434	11,766	253	6,166	244,302
Distribución de dividendos	0	0	0	0	-2,514	-2,514
Capitalización de partidas patrimoniales	45,327	-41,434	-1,350	0	-2,543	0
Transferencia a la Reserva legal	0	0	0	1,082	-1,082	0
Utilidad neta	0	0	0	0	20,299	20,299
Saldos al 31 de diciembre del 2003	230,010	0	10,416	1,335	20,326	262,087

ESTADO DE FLUJOS DE EFECTIVO

A valores constantes

	Por el año terminado el 31 de diciembre del	
	2003	2002
	S/.000	S/.000
Actividades de operación		
Cobranza a clientes	645,762	624,436
Otros cobros relativos a la actividad	16,523	18,417
Pago a proveedores	-537,569	-295,653
Pago de remuneraciones y beneficios sociales	-80,122	-69,922
Pago de tributos	-7,826	-4,810
Otros pagos relativos a la actividad	-9,380	-17,215
Efectivo neto provisto por las actividades de operación	27,388	255,253
Actividades de inversión		
Venta de inversiones en valores	34,584	0
Venta de inmuebles, maquinaria y equipo	2,188	6,527
Compra de maquinaria y equipo	-5,203	-5,977
Compra de inversiones en valores	-1,117	-23
Cobros de otras inversiones en valores	1,619	1,066
Dividendos recibidos	9,586	3,424
Efectivo neto provisto por las actividades de inversión	41,657	5,017
Actividades de financiamiento		
Titulización de cuentas por cobrar, neto	-35,534	14,027
Sobregiros y préstamos bancarios, neto	6,889	-133,002
Deudas a largo plazo, neto	-7,454	-86,045
Intereses de sobregiros y préstamos bancarios, y deudas a largo plazo	-33,083	-40,303
Dividendos pagados	-2,492	0
Efectivo neto aplicado a las actividades de financiamiento	-71,674	-245,323
(Disminución neta) aumento neto del efectivo	-2,629	14,947
Resultado por exposición a la inflación	10,580	-8,269
Saldo del efectivo al inicio del año	27,386	20,708
Saldo del efectivo al final del año	35,337	27,386

ESTADO DE FLUJOS DE EFECTIVO
(Continuación)
A valores constantes

	Por el año terminado el 31 de diciembre del	
	2003	2002
	S/.000	S/.000
Conciliación del resultado neto con el flujo de efectivo de las actividades de operación		
Utilidad neta	20,299	10,818
Ajustes para conciliar la utilidad neta con el flujo de efectivo de las actividades de operación:		
Provisión para cuentas de cobranza dudosa	12,256	14,021
Recuperación de provisión para cuentas de cobranza dudosa	(1,814)	-
Provisión para desvalorización de existencias	16,888	9,381
Recuperación de provisión para desvalorización de existencias	(13,828)	(1,405)
Valor de participación patrimonial de inversiones en valores	(7,006)	(5,551)
Participación patrimonial en patrimonios en fideicomiso	(2,763)	(5,762)
Perdida en venta de inversión en valores	2,357	-
(Recupero) provisión por fluctuación de inversión en valores	(168)	144
Dividendos ganados no cobrados	547	-
Perdida (ganancia) en venta de inmuebles, maquinaria y equipo	158	(1,024)
Depreciación y amortización	30,774	33,645
Gastos financieros	31,546	43,548
Remuneraciones al directorio	1,698	800
Participación de los trabajadores	3,471	2,878
Impuesto a la renta y participación de los trabajadores diferidos	(2,190)	(9,171)
Resultado por exposición a la inflación	(10,580)	8,269
Otros	(8,681)	(3,310)
Cambios netos en activos y pasivos:		
Cuentas por cobrar comerciales	(47,105)	26,884
Otras cuentas por cobrar	(1,625)	8,019
Existencias	31,799	64,148
Gastos pagados por anticipado	763	1,054
Cuentas por pagar comerciales	(5,210)	75,694
Otras cuentas por pagar	(24,198)	(17,827)
Efectivo neto provisto por las actividades de operación	27,388	255,253

OFICINA PRINCIPAL

Lima
Av. Industrial 675, Lima
Apartado 150
T 336 7070 F 336 8331 336 8371
www.ferreyros.com.pe

SUCURSALES

Piura
Prolongación Av. Sánchez Cerro Km. 1
Zona Industrial, Piura
T 073 309049 F 073 334593

Chiclayo
Av. Balta 155, Chiclayo
Apartado 137
T 074 234590 074 235741 F 074 238651

Cajamarca
Km. 5.2 Carretera Cajamarca Baños del Inca,
Cajamarca
T 076 838381 076 838427 F 076 838370

Trujillo
Av. Teodoro Valcárcel 925 Urb. Santa Leonor,
Trujillo
T 044 223338 044 223345 F 044 246199

Chimbote
Av. La Marina 161 Urb. Buenos Aires,
Chimbote
Apartado 169
T 043 311411 F 043 312026

Huaraz
Carretera Huaraz-Caraz Km.5.500
Monterrey, Huaraz
T 043 727575 043 721585 F 043 727573

Ica
Calle Fermín Tanguis 159 167
Urb. San Miguel, Ica
T 056 233952 F 056 235041

Arequipa
Av. Alfonso Ugarte 207, Arequipa
T 054 287578 054 285503
F 054 282576 054 211030

Cusco
Av. Mariscal Sucre Lote J 8-9
Urb. Huancaro, Cusco
Apartado 139
T 084 223321 084 225951 F 084 223319

Huaypetuhe
Esquina Jr. Progreso 801
con Jr. Ayacucho s/n Huaypetuhe
Manu, Madre de Dios
T 084 223321 084 225951 F 084 223319

Huancayo
Av. Mariscal Castilla 2936
El Tambo, Huancayo
T 064 244845 F 064 249632

ORVISA SOCIEDAD ANÓNIMA

Iquitos (Oficina Principal)
Av. Abelardo Quiñones Km. 2, Iquitos
Apartado 439
T 065 263710 065 263976 065 264142
F 065 265517

Pucallpa
Av. Centenario 3900,
Pucallpa
T 061 571694 061 571703 F 061 577480

Tarapoto
Jr. Jiménez Pimentel 1351,
Tarapoto
T 042 522344 042 522378 F 042 523205

diseño y conceptualización

fotografía

impresión